Execution Version

JAGUAR MINING INC.

as Issuer

AND

THE BANK OF NEW YORK MELLON

as Trustee

AND

BNY TRUST COMPANY OF CANADA

as Co-Trustee

_________________________________

Indenture

Dated as of February 9, 2011

_________________________________

5.5% Senior Convertible Notes due 2016

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ii

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Section 13.08	Reservation of Shares; Shares to be Fully Paid; Compliance with Governmental Requirements; Listing of Common Shares.	82
Section 13.09	Responsibility of Conversion Agent, Trustee and Co-Trustee.	83
Section 13.10	Notice to Holders Prior to Certain Actions.	83
Section 13.11	Company Determination Final.	84

Exhibit A – Form of Security

Exhibit B – Form of Certificate of Transfer

Exhibit C – Common Share Legends

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INDENTURE, dated as of February 9, 2011, between JAGUAR MINING INC., a corporation amalgamated under the laws of the Province of Ontario, as Issuer (herein called the "Company"), having its principal office at 125 North State Street, Concord, New Hampshire 03301 (Facsimile No. 603-228-8045), Attention: Secretary, and THE BANK OF NEW YORK MELLON, a New York banking corporation, as Trustee (herein called the "Trustee"), and BNY TRUST COMPANY OF CANADA, a Canadian trust corporation, as Co-Trustee (herein called the "Co-Trustee").

The Company has duly authorized the creation of an issue of 5.5% Senior Convertible Notes due 2016 (each a "Security" and collectively, the "Securities") of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.

All things necessary to make this Indenture a valid and binding agreement of the Company have been done and all things necessary to make the Securities, when executed by the Company and authenticated and delivered hereunder, the valid and binding obligations of the Company, have been done.

The Company, the Trustee and the Co-Trustee agree, for the benefit of each other and for the equal and ratable benefit of all Holders of the Securities, as follows:

Article I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01       Definitions. For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)          the terms defined in this Article I have the meanings assigned to them in this Article I and include the plural as well as the singular;

(b)          all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c)          all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(d)          unless otherwise noted, references to "U.S. Dollars" or "$" shall mean the currency of the United States of America; and

(e)          the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Act," when used with respect to any Holder, has the meaning specified in Section 1.04.

"Additional Amounts" has the meaning specified in Section 10.10.

"Additional Interest Amount" means Missed Filing Interest and Trade Restriction Interest payable pursuant to Section 10.11.

"Additional Interest Notice" has the meaning specified in Section 10.11.

"Additional Securities" means additional Securities which may be issued after the Issue Date pursuant to this Indenture (other than in exchange for, or in replacement of, Outstanding Securities). All references herein to "Securities" shall be deemed to include Additional Securities to the extent any have been issued.

"Additional Shares" has the meaning specified in Section 13.05.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agent Members" has the meaning specified in Section 2.15.

"Applicable Procedures" has the meaning specified in Section 2.12.

"Board of Directors" means, with respect to any Person, either the board of directors of such Person or any duly authorized committee of that board.

"Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee and the Co-Trustee.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in either the City of New York or in the City of Toronto are authorized or obligated by law, or executive order or governmental decree to be closed.

"Canadian Private Placement Legend" has the meaning specified in Section 2.05.

"Canadian Securities Laws" means the securities laws, rules, regulations and written policy statements of any province or territory of Canada, as the same may be amended from time to time.

"Canadian Taxes" has the meaning specified in Section 10.10.

"Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

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"Closing Sale Price" of a Common Share on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the Common Shares are traded.

"Commission" means the United States Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Common Equity" of any Person means capital stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

"Common Shares" means the common shares without par value of the Company as it exists on the date of this Indenture.

"Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

"Company Request" or "Company Order" means a written request or order signed in the name of the Company (i) by its Chairman of the Board, its Vice Chairman of the Board, its Chief Executive Officer, its Chief Operating Officer, its Chief Financial Officer or any Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary or (ii) by an authorized signatory (by virtue of a power of attorney, Board Resolution or other similar instrument), and delivered to the Trustee.

"Continuing Director" means, at any date, a member of the Company's Board of Directors (i) who was a member of such board on the date of this Indenture or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or such lesser number comprising a majority of a nominating committee comprised of independent directors if authority for such nominations or elections has been delegated to a nominating committee whose authority and composition have been approved by at least a majority of the directors who were Continuing Directors at the time such committee was formed. (Under this definition, if the Board of Directors of the Company as of the date of this Indenture were to approve a new director or directors and then resign, no Fundamental Change would occur even though the current Board of Directors would thereafter cease to be in office.)

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"Conversion Agent" means the The Bank of New York Mellon or such other office or agency designated by the Company where Securities may be presented for conversion.

"Conversion Date" has the meaning specified in Section 13.02.

"Conversion Notice" has the meaning specified in Section 13.02.

"Conversion Price" means, at any time, $1,000 divided by the Conversion Rate in effect at such time, rounded to four decimal places (rounded up if the fifth decimal place thereof is 5 or more and otherwise rounded down).

"Conversion Rate" has the meaning specified in the Securities.

"Corporate Trust Office" means (i) with respect to the Trustee, the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Indenture is located at 101 Barclay Street, New York, NY 10286, 4-East, Attention: Global Trust Services (Facsimile No.: (212) 815-5366) or at any other time at such other address as the Trustee may designate from time to time by notice to the Company, and (ii) with respect to the Co-Trustee, the principal office of the Co-Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Indenture is located at Suite 1101, 4 King Street West, Toronto, Ontario, Canada M5H 1B6 or at any other time at such other address as the Co-Trustee may designate from time to time by notice to the Company.

"corporation" means a corporation, association, company, joint-stock company or business trust.

"Co-Trustee" means the Person named as the "Co-Trustee" in the first paragraph of this Indenture until a successor Co-Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Co-Trustee" shall mean such successor Co-Trustee.

"Cure Period" has the meaning specified in Section 10.11.

"Current Market Price" has the meaning specified in Section 13.04.

"Daily VWAP" means, in respect of any Trading Day, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "JAG <equity> VAP" (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading to the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one Common Share on such Trading Day on the Toronto Stock Exchange (such price to be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date) or otherwise as the Company's Board of Directors determines in good faith using a volume-weighted method), and will be determined without regard to after-hours trading or any other trading outside of the regular trading session; provided that, after the consummation of a Fundamental Change in which the consideration is comprised entirely of cash, "Daily VWAP" means the cash price per Common Share received by Holders of the Company's Common Shares in such Fundamental Change.

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"Default" means any event that is, or with the passage of time or the giving of notice or both would become, an Event of Default.

"Defaulted Interest" has the meaning specified in Section 2.17.

"Depositary" means The Depository Trust Company until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depositary" shall mean such successor Depositary.

"Effective Date" has the meaning specified in Section 13.05.

"Event of Default" has the meaning specified in Section 5.01.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Excluded Holder" has the meaning specified in Section 10.10.

"Excluded Taxes" has the meaning specified in Section 10.10.

"Ex-Dividend Date" means, with respect to any dividend or distribution, the first date on which the Common Shares trade in the regular way without the right to receive such dividend or distribution on the New York Stock Exchange, the Toronto Stock Exchange or such other national or regional exchange or market on which the Common Shares are then listed or quoted.

"fair market value" has the meaning specified in Section 13.04.

"Fundamental Change" has the meaning specified in Section 12.01.

"Fundamental Change Notice" has the meaning specified in Section 12.01.

"Fundamental Change Purchase Date" has the meaning specified in Section 12.01.

"Fundamental Change Purchase Notice" has the meaning specified in Section 12.01.

"Fundamental Change Purchase Offer" has the meaning specified in Section 12.01.

"Fundamental Change Purchase Price" has the meaning specified in Section 12.01.

"GAAP" means generally accepted accounting principles in the United States, as in effect from time to time.

"Global Security" means a Security in global form registered in the Security Register in the name of a Depositary or a nominee thereof.

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"Global Security Legend" has the meaning specified in Section 2.05.

"Holder" or "Securityholder" means a Person in whose name a Security is registered in the Security Register.

"Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively.

"Ineligible Consideration" has the meaning set forth in Section 13.06.

"Interest Payment Date" means each March 31 and September 30 of each year.

"Issue Date" means the date the Securities are originally executed and authenticated as set forth in the applicable Security issued under this Indenture.

"Judgment Currency" has the meaning specified in Section 1.19.

"Market Disruption Event" means (i) a failure by the primary securities exchange or quotation system on which the Common Shares trade or are quoted to open for trading during its regular trading session or (ii) the occurrence or existence, prior to 1:00 p.m., New York City time, on any Trading Day for the Common Shares, of an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares.

"Maturity" means, when used with respect to any Security, the date on which the Principal Amount, Redemption Price or Fundamental Change Purchase Price of such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity, Redemption Date or Fundamental Change Purchase Date, or by declaration of acceleration or otherwise.

"Missed Filing Default" has the meaning specified in Section 10.11.

"Missed Filing Interest" means a payment of 25 basis points made by the Company to the Holders (or, with respect to any Securities that have been previously converted, to the Holders of such converted Securities at the time of such conversion) for each 90-day period (or any portion thereof) during which a Missed Filing Default is in effect following the applicable Cure Period, in the circumstances described in Section 10.11(a). The amount of the payment to any Holder (or previous Holder in the case of previously converted Securities) shall be determined by the Company by applying 25 basis points to the current principal amount of such Holder's Securities then outstanding (or to the principal amount of such previous Holder's converted Securities immediately prior to their conversion in the case of previously converted Securities).

"Notice of Default" has the meaning specified in Section 5.01.

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"Notice of Election" has the meaning specified in Section 11.01.

"Notice of Redemption" has the meaning specified in Section 11.02.

"Offering" means the initial offering of the Securities by the Company.

"Offering Memorandum" means the confidential offering memorandum, dated February 3, 2011, pursuant to which the Securities were offered and sold in the Offering.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company, and delivered to the Trustee and the Co-Trustee. One of the officers signing an Officers' Certificate given pursuant to Section 10.04 shall be the principal executive, financial or accounting officer of the Company.

"Opinion of Counsel" means a written opinion of counsel, who may be external or in-house counsel for the Company.

"Outstanding," when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i)          Securities theretofore cancelled by the Trustee or delivered to the Trustee or the Co-Trustee for cancellation;

(ii)         Securities, or portions thereof, for which payment in the necessary amount has been theretofore deposited with the Trustee, the Co-Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; and

(iii)        Securities which have been paid, or Securities in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee or the Co-Trustee proof satisfactory to it that such Securities are held by a protected purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that, in determining whether the Holders of the requisite Principal Amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee and the Co-Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee or the Co-Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee or the Co-Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

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"Paying Agent" means any Person authorized by the Company to pay the principal of, or interest (including Additional Interest Amounts or Additional Amounts, if any) on, or the Redemption Price or Fundamental Change Purchase Price of, any Securities on behalf of the Company. The Trustee shall initially be the Paying Agent.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Physical Securities" means permanent certificated Securities in registered form issued in denominations of $2,000 Principal Amount and integral multiples of $1,000.

"Principal Amount" of a Security means the principal amount as set forth on the face of the Security.

"Private Placement Legend" has the meaning specified in Section 2.05.

"Rate(s) of Exchange" has the meaning specified in Section 1.19.

"Record Date" has the meaning specified in Section 13.04.

"Redemption Date" means, when used with respect to any Security to be redeemed, the date fixed for redemption pursuant to this Indenture.

"Redemption Price" means, when used with respect to any Security to be redeemed, the price at which it is to be redeemed pursuant to this Indenture.

"Reference Property" has the meaning set forth in Section 13.06.

"Regular Record Date" for the payment of interest on the Securities (including Additional Interest Amounts or Additional Amounts, if any), means March 15 (whether or not a Business Day) next preceding an Interest Payment Date on March 31 and September 15 (whether or not a Business Day) next preceding an Interest Payment Date on September 30.

"Required Currency" has the meaning set forth in Section 1.19.

"Responsible Officer" means any officer of the Trustee or the Co-Trustee within the Corporate Trust Office of the Trustee or the Co-Trustee, as applicable, with direct responsibility for the administration of this Indenture and also, with respect to a particular matter, any other officer of the Trustee or the Co-Trustee to whom such matter is referred because of such officer's knowledge and familiarity with the particular subject.

"Restricted Global Security" means a Global Security that bears the Private Placement Legend.

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"Restricted Physical Security" means a Physical Security that bears the Private Placement Legend.

"Rule 144" means Rule 144 under the Securities Act, as the same may be amended from time to time.

"Scheduled Trading Day" means any day that is scheduled to be a Trading Day.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Security" or "Securities" have the respective meanings specified in the first paragraph of this Indenture.

"Security Register" has the meaning specified in Section 2.10.

"Security Registrar" has the meaning specified in Section 2.10.

"Share Price" has the meaning specified in Section 13.05.

"Significant Subsidiary" has the meaning set forth in Rule 1-02(w) of Regulation S-X under the Exchange Act.

"Special Interest Payment Date" has the meaning specified in Section 2.17.

"Special Record Date" has the meaning specified in Section 2.17.

"Spin-Off" has the meaning specified in Section 13.04.

"Stated Maturity" when used with respect to any Security, means March 31, 2016.

"Stock Transfer Agent" means Computershare Investor Services Inc. at its offices in Toronto, Ontario, Canada and Computershare Trust Company, N.A. at its offices in Golden, Colorado, or such other Person or Persons designated by the Company as a transfer agent for the Common Shares.

"Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"Successor Company" has the meaning specified in Section 8.01.

"Trade Restriction Interest" has the meaning specified in Section 10.11(b).

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"Trading Day" means a day during which (i) trading in the Common Shares generally occurs on the New York Stock Exchange or, if the Common Shares are not traded on the New York Stock Exchange, on the primary exchange or quotation system on which the Common Shares then trade or are quoted, and (ii) there is no Market Disruption Event.

"Tax Act" means the Income Tax Act (Canada), as amended, and any reference thereto includes a reference to an equivalent provision of a Canadian, provincial or territorial income tax statute, as amended.

"Tax Redemption" has the meaning set forth in Section 11.01.

"Termination of Trading" occurs if the Common Shares (or other reference property into which the Securities are then convertible (subject to the Company’s right to deliver cash in respect of all or a portion of the Company’s conversion obligation)) are delisted and cease to be traded on at least one of the NYSE Amex, the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the Toronto Stock Exchange (or any of their respective successors) (such event, a "delisting event") and are not subsequently listed within 30 days of delisting, for trading on the NYSE Amex, the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the Toronto Stock Exchange (or any of their respective successors); provided, however, that no Termination of Trading will occur if the event or events that give rise to the Termination of Trading require the Company to offer to purchase all of the outstanding Securities.

"Trigger Event" has the meaning specified in Section 13.04.

"Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

"Unrestricted Global Security" means a Global Security that does not bear the Private Placement Legend.

"Unrestricted Physical Security" means a Physical Security that does not bear the Private Placement Legend.

"Vice President" when used with respect to the Company, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

"VWAP Averaging Period" has the meaning specified in Section 13.03.

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Section 1.02         Compliance Certificates and Opinions. Upon any application or request by the Company to the Trustee or the Co-Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee and the Co-Trustee, as applicable, such certificates and opinions as may be required under the Trust Indenture Act and as may otherwise be required hereunder. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirement set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a)          a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b)          a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)          a statement that, in the opinion of each such individual, such individual has made such examination or investigation as is necessary to enable such individual to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)          a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.03       Form of Documents Delivered to Trustee and Co-Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any Opinion of Counsel may contain customary assumptions, limitations and qualifications and be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

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Section 1.04         Acts of Holders; Record Dates.

(a)   Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in, and evidenced by, one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and the Co-Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Trustee, the Co-Trustee and the Company, if made in the manner provided in this Section.

(b)    The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee or the Co-Trustee reasonably deems sufficient.

(c)    The Company may, in the circumstances permitted by the Trust Indenture Act, fix any day as the record date for the purpose of determining the Holders entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other action, or to vote on any action, authorized or permitted to be given or taken by Holders. If not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or, in the case of any such vote, prior to such vote, the record date for any such action or vote shall be the 30th day (or, if later, the date of the most recent list of Holders required to be provided pursuant to Section 10.08) prior to such first solicitation or vote, as the case may be. With regard to any record date, only the Holders on such date (or their duly designated proxies) shall be entitled to give or take, or vote on, the relevant action.

(d)    The ownership of Securities shall be proved by the Security Register.

(e)    Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Co-Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

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Section 1.05         Notices, Etc., to Trustee, Co-Trustee and Company. Any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

(a)          the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (which may be via facsimile) and sent to the Trustee at its Corporate Trust Office, with a copy to the Co-Trustee at its Corporate Trust Office; or

(b)          the Company by the Trustee, the Co-Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company, addressed to it at the address of its principal office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the Trustee or the Co-Trustee by the Company, Attention: Senior Vice-President and Associate General Counsel. In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification via facsimile shall constitute a sufficient notification for every purpose hereunder.

Section 1.06        Notice to Holders; Waiver. Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at such Holder's address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee and the Co-Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver. In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee and the Co-Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 1.07        Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 1.08        Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.09         Successors and Assigns. All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 1.10         Separability Clause. In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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Section 1.11         Benefits of Indenture. Except as provided in Section 1.14, nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their respective successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.12         Governing Law. This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

Section 1.13         Legal Holiday. If any Interest Payment Date (other than an Interest Payment Date coinciding with the Stated Maturity or earlier required Fundamental Change Purchase Date or Redemption Date) falls on a day that is not a Business Day, such Interest Payment Date will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from the Interest Payment Date to such next succeeding Business Day. If the Stated Maturity or earlier required Fundamental Change Purchase Date or Redemption Date would fall on a day that is not a Business Day, the required payment of interest, if any (including Additional Interest Amounts and Additional Amounts, if any), and principal will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity or earlier required Fundamental Change Purchase Date or Redemption Date to such next succeeding Business Day. If any other specified date (including a date for giving notice) falls on a day that is not a Business Day, the action required to be taken on such specified date shall be taken on the next succeeding Business Day.

Section 1.14         No Recourse Against Others. No director, officer, employee, shareholder or Affiliate, as such, of the Company from time to time shall have any liability for any obligations of the Company under the Securities or this Indenture. Each Holder by accepting a Security waives and releases all such liability. This waiver and release are part of the consideration for the Securities. Each of such directors, officers, employers, shareholders and Affiliates of the Company is a third party beneficiary of this Section 1.14.

Section 1.15         Force Majeure. In no event shall the Trustee or the Co-Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee and the Co-Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 1.16         Counterparts. This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

Section 1.17         Waiver of Jury Trial. EACH OF THE COMPANY, THE TRUSTEE AND THE CO-TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED THEREBY.

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Section 1.18         Consent to Service of Process. The Company irrevocably submits to the nonexclusive jurisdiction of any New York State or Federal court sitting in The Borough of Manhattan, The City of New York over any suit, action or proceeding arising out of or relating to this Indenture or any Security. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in any inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Company and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Company is subject) by a suit upon such judgment, provided that service of process is effected upon the Company in the manner specified in the following paragraph or as otherwise permitted by law; provided, however, that the Company does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any of the Securities remain outstanding, the Company will at all times have an authorized agent in The Borough of Manhattan, The City of New York upon whom process may be served in any legal action or proceeding arising out of or relating to the Indenture or any Security. Service of process upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Company set forth in the first paragraph of this Indenture or to any other address of which the Company shall have given written notice to the Trustee or the Co-Trustee shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding. The Company hereby appoints CT Corporation System as its agent for such purpose, and covenants and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent at 111 Eighth Avenue, New York, New York 10011 (or at such other address in The Borough of Manhattan, The City of New York, as the Company may designate by written notice to the Trustee). The Company irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service (i) shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to the Company.

Nothing in this Section shall affect the right of the Trustee, the Co-Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee or the Co-Trustee to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions.

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Section 1.19         Conversion of Currency.

(a)     The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities and this Indenture:

(i)     If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due or contingently due under the Securities and this Indenture (the "Required Currency"), then the conversion shall be made at the Rate of Exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)     If there is a change in the Rate of Exchange prevailing between the Business Day before the day on which the judgment referred to in (i) above is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency, when converted at the Rate of Exchange prevailing on the date of receipt, will produce the amount in the Required Currency originally due.

(b)     In the event of the winding-up of the Company at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders, the Trustee and the Co-Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency (other than under this Section 1.19(b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Section 1.19(b) the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)     The obligations contained in Sections 1.19(a)(ii) and 1.19(b) shall constitute separate and independent obligations of the Company from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder, the Trustee or the Co-Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Section 1.19(b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders, the Trustee or the Co-Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or the applicable liquidator. In the case of Section 1.19(b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)      The term "Rate(s) of Exchange" shall mean the Bank of Canada noon rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) and includes any premiums and costs of exchange payable.

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Section 1.20         Calculations in Respect of the Securities. Except as otherwise expressly provided in this Indenture, the Company will be responsible for making all calculations called for in respect of the Securities. These calculations include, but are not limited to, determinations of any Additional Interest Amount, the Closing Sale Price of the Common Shares, accrued interest payable on the Securities and the Conversion Rate of the Securities and any adjustments to the Conversion Rate, the Conversion Price or otherwise. The Company shall make all such calculations in good faith and, absent manifest error, the Company's calculations shall be final and binding on the Holders, the Conversion Agent, the Trustee and the Co-Trustee. The Company shall provide a schedule of its calculations to each of the Trustee, the Co-Trustee and the Conversion Agent, and each of the Trustee, the Co-Trustee and the Conversion Agent is entitled to rely conclusively upon the accuracy of the Company's calculations without independent verification. The Trustee and the Co-Trustee shall forward the Company's calculations to any Holder upon the written request of such Holder.

Article II

THE SECURITIES

Section 2.01         Forms Generally. The Securities and the Trustee's certificate of authentication shall be substantially in the respective forms set forth in Exhibit A hereto. The terms and provisions contained in the form of Security shall constitute, and are hereby expressly made, a part of this Indenture and to the extent applicable, the Company, the Trustee, the Co-Trustee and the Conversion Agent, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. Any of the Securities, including any Global Securities, may have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends (including those set forth in Section 2.05) or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor, the Internal Revenue Code of 1986, as amended, and the regulations thereunder, and the Tax Act, or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof.

The Securities shall be initially issued in the form of one or more permanent Global Securities in registered form in substantially the form set forth in Exhibit A hereto. The aggregate Principal Amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, as hereinafter provided.

Section 2.02         [Reserved]

Section 2.03         [Reserved]

Section 2.04         [Reserved]

Section 2.05         Legends.

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(a)     Subject to Section 2.12, all Securities originally issued hereunder (and all Securities issued in exchange therefor or substitution thereof) shall bear the legend set forth below (the "Private Placement Legend"):

THIS SECURITY AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER SECURITIES LAWS. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES NOT TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY PRIOR TO THE DATE PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO (THE "RESALE RESTRICTION TERMINATION DATE"), EXCEPT (A) TO JAGUAR MINING INC. (THE “COMPANY”) OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT, OR (C) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE REGISTRATION TERMINATION DATE PROVIDED THAT SUCH DATE IS AT LEAST ONE YEAR AFTER THE LAST ORIGINAL ISSUE DATE HEREOF AND ON WHICH THE COMPANY INSTRUCTS THE TRUSTEE THAT THIS LEGEND SHALL BE DEEMED REMOVED FROM THIS SECURITY. THIS SECURITY AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFER OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED BY THE ACCEPTANCE OF THIS SECURITY TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.

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(b)     Until June 10, 2011, all Securities originally issued hereunder (and all Securities issued in exchange therefor or substitution thereof) shall bear the legend set forth below (the "Canadian Private Placement Legend"):

UNLESS PERMITTED BY APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS SECURITY MAY NOT TRADE THIS SECURITY IN CANADA BEFORE JUNE 10, 2011.

(c)     Each Global Security shall bear a legend in substantially the following form (the "Global Security Legend"):

THIS SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO ARTICLE II OF THE INDENTURE, (II) THIS SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO ARTICLE II OF THE INDENTURE, (III) THIS SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO ARTICLE II OF THE INDENTURE AND (IV) THIS SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY.

Section 2.06         Title; Amount and Issue of Securities; Principal and Interest. The Securities shall be known and designated as the "5.5% Senior Convertible Notes due 2016" of the Company. The aggregate Principal Amount of Securities that may be authenticated and delivered under this Indenture is initially limited to $103,500,000, except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Section 2.08, Section 2.09, Section 2.11, Section 2.13, Section 11.05, Section 12.04 and Section 13.02, provided that Additional Securities with the same terms and with the same CUSIP numbers as the Securities issued on the date of this Indenture may be issued in an unlimited aggregate principal amount from time to time thereafter pursuant to Section 2.08; provided that no such Additional Securities may be issued unless they will be fungible with the Securities issued on the date of this Indenture for U.S. federal income tax, Canadian federal income tax and securities law purposes. The Principal Amount shall be payable on March 31, 2016, unless earlier converted, redeemed or purchased. Notwithstanding any other provision of this Indenture, the Company shall not be obligated under any circumstance to pay any amount of principal on or prior to the date which is five years and one day from the Issue Date, otherwise than on a conversion or an Event of Default or following the acceptance of a Fundamental Change Purchase Offer. The Securities and the Additional Securities, if any, will be treated as a single class for purposes of this Indenture.

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The Securities shall bear interest at a rate of 5.5% per year. Interest on the Securities shall accrue from the Issue Date. Interest shall be payable semiannually in arrears on March 31 and September 30, beginning September 30, 2011. Interest (including any Additional Interest Amounts) on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. Each rate of interest which is calculated with reference to a period that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to the yearly rate of interest payable on the Securities multiplied by the actual number of days in the year and divided by 360. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the period.

Payments in respect of Securities represented by a Global Security (including principal and interest (including Additional Interest Amounts and Additional Amounts, if any)) will be made by wire transfer of immediately available funds to the accounts specified by the Depositary. The Company will pay principal of Physical Securities at the office or agency designated by the Company in The Borough of Manhattan, The City of New York. Interest (including Additional Interest Amounts and Additional Amounts, if any) on Physical Securities will be payable (i) to Holders having an aggregate Principal Amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate Principal Amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Security Registrar not later than two days prior to the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies the Security Registrar, in writing, to the contrary.

A Holder of any Security at 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest (including Additional Interest Amounts or Additional Amounts, if any), on such Security on the corresponding Interest Payment Date. Holders of Securities at 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest (including Additional Interest Amounts or Additional Amounts, if any) payable on the corresponding Interest Payment Date notwithstanding the conversion of such Securities at any time after 5:00 p.m., New York City time, on a Regular Record Date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date. Any Securities surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the immediately following Interest Payment Date must be accompanied by payment of an amount equal to the interest (including Additional Interest Amounts and Additional Amounts, if any) payable on the Securities so converted on the corresponding Interest Payment Date, subject to exceptions as set forth in Section 13.03(b). Except where Securities are surrendered for conversion and must be accompanied by payment as described in the immediately preceding sentence, no interest, Additional Interest Amounts or Additional Amounts, if any, thereon will be payable by the Company on any Interest Payment Date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XIII hereunder, together with any cash payment for any fractional shares, upon conversion will be deemed to satisfy the Company's obligation to pay the principal amount of the Securities and accrued and unpaid interest and Additional Interest Amounts or Additional Amounts, if any, to, but not including, the related Conversion Date.

Section 2.07         Denominations. The Securities shall be issuable only in registered form without coupons and in denominations of $2,000 and any integral multiple of $1,000 above that amount.

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Section 2.08         Execution, Authentication, Delivery and Dating. The Securities shall be executed on behalf of the Company by any of its Chairman of the Board, its Chief Executive Officer, its Chief Operating Officer, its Chief Financial Officer, one of its Vice Presidents, its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities. The Company Order shall specify the amount of Securities to be authenticated, and shall further specify the amount of such Securities to be issued as a Global Security or as Physical Securities. The Trustee, in accordance with such Company Order, shall authenticate and deliver such Securities as is in this Indenture provided and not otherwise.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in Exhibit A hereto executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

Section 2.09         Temporary Securities. Pending the preparation of Physical Securities, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the Physical Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities are issued, the Company will cause Physical Securities to be prepared without unreasonable delay. After the preparation of Physical Securities, the temporary Securities shall be exchangeable for Physical Securities upon surrender of the temporary Securities at any office or agency of the Company designated pursuant to Section 10.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like Principal Amount of Physical Securities of authorized denominations. Until so exchanged the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as Physical Securities.

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Section 2.10         Paying Agent; Registrar. The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the "Security Registrar") and an office or agency where Securities may be presented to the Paying Agent for payment. The Company shall cause each of the Registrar and the Paying Agent to maintain an office or agency in The Borough of Manhattan, The City of New York. The Security Registrar shall keep a register of the Securities and of their transfer and exchange (the "Security Register"). The Company may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent and the term "Security Registrar" includes any co-registrar.

The Company initially appoints the Trustee as the Paying Agent and the Security Registrar. The Company may, however, change the Paying Agent or Security Registrar without prior notice to the Holders, and the Company may act as the Paying Agent and Security Registrar.

Section 2.11         Transfer and Exchange of Securities Generally.

(a)   Upon surrender for registration of transfer of any Security at an office or agency of the Company designated pursuant to Section 10.02 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of any authorized denominations and of a like aggregate Principal Amount and tenor, each such Security bearing such legends as may be required by Section 2.12 and Section 2.15 of this Indenture.

(b)   All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Securities surrendered upon such registration of transfer or exchange.

(c)   Subject to Section 2.12, every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company, the Trustee or the Co-Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

(d)   No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 2.09 and Section 9.06 not involving any transfer.

(e)   The Company shall not be required to exchange or register a transfer of any Security (i) during the 15 day period immediately preceding the mailing of any Notice of Redemption of any Security, (ii) after any Notice of Redemption has been given to Holders, except where such Notice of Redemption provides that such Security is to be redeemed only in part, the Company shall be required to exchange or register a transfer of the portion thereof not to be redeemed, (iii) that has been surrendered for conversion or (iv) as to which a Fundamental Change Purchase Notice has been delivered and not withdrawn, except where such Fundamental Change Purchase Notice provides that such Security is to be purchased only in part, the Company shall be required to exchange or register a transfer of the portion thereof not to be purchased.

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(f)   Neither the Trustee, the Co-Trustee nor any of their respective agents shall have any duty to monitor compliance with or with respect to any federal or state or other securities or tax laws or (ii) have any duty to obtain documentation on any transfers or exchanges other than as specifically required hereunder.

Section 2.12      Special Transfer and Exchange Provisions.

(a)   Transfer and Exchange of Beneficial Interests in the Global Securities. So long as the Global Securities remain outstanding and are held by or on behalf of the Depositary, transfers and exchanges of beneficial interests in the Global Securities shall be made in accordance with the provisions of this Section 2.12(a) and in accordance with the rules and procedures of the Depositary to the extent applicable (the "Applicable Procedures").

(i)   No restrictions shall apply with respect to the transfer or registration of transfer of (A) a beneficial interest in a Restricted Global Security to a transferee that takes delivery in the form of a beneficial interest in an Unrestricted Global Security or (B) a beneficial interest in an Unrestricted Global Security to a transferee that takes delivery in the form of a beneficial interest in an Unrestricted Global Security; provided that any transfer described in this clause (i) shall be made in accordance with the Applicable Procedures. Neither the Trustee nor the Co-Trustee shall be deemed to have knowledge of such transfers.

(ii)   Any transfer or exchange of a beneficial interest in a Restricted Global Security to a transferee that will take delivery in the form of a beneficial interest in an Unrestricted Global Security shall be registered, subject to the Applicable Procedures, only in accordance with this clause (ii). Upon (A) receipt by the Security Registrar of (w) instructions given in accordance with the Applicable Procedures from the Depositary or its nominee on behalf of an owner of a beneficial interest in a Restricted Global Security to transfer such beneficial interest to a Person that will take delivery in the form of a beneficial interest in an Unrestricted Global Security or to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Security, (x) a written order of the Depositary or its nominee given in accordance with the Applicable Procedures containing account and other information with respect to such transfer or exchange, (y) a certificate of the transferor of the beneficial interest in the Restricted Global Security substantially in the form of Exhibit B hereto, including the applicable certifications in item (2) thereof, and (z) if the Security Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Security Registrar to the effect that such transfer or exchange is in compliance with the Securities Act and, if such transfer or exchange is being effected prior to June 10, 2011, applicable Canadian Securities Laws, and (B) satisfaction of all other applicable conditions imposed by this Indenture and the Applicable Procedures, the Security Registrar shall (1) reflect in the Security Register a decrease in the principal amount of such Restricted Global Security and an increase in the principal amount of such Unrestricted Global Security, each such adjustment to be equal to the beneficial interest transferred pursuant to this clause (ii), and (2) instruct the Depositary to make the corresponding adjustment to its records and debit and credit the accounts of the appropriate Agent Members in accordance with the Applicable Procedures.

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(iii)   Any transfer or exchange of a beneficial interest in an Unrestricted Global Security to a transferee that will take delivery in the form of a beneficial interest in a Restricted Global Security shall be registered, subject to the Applicable Procedures, only in accordance with this clause (iii). Upon (A) receipt by the Security Registrar of (w) instructions given in accordance with the Applicable Procedures from the Depositary or its nominee on behalf of an owner of a beneficial interest in an Unrestricted Global Security to transfer such beneficial interest to a Person that will take delivery in the form of a beneficial interest in a Restricted Global Security or to exchange such beneficial interest for a beneficial interest in a Restricted Global Security, (x) a written order of the Depositary or its nominee given in accordance with the Applicable Procedures containing account and other information with respect to such transfer or exchange, and (y) a certificate of the transferor of the beneficial interest in the Unrestricted Global Security substantially in the form of Exhibit B hereto, including the applicable certifications in item (1) thereof, and (B) satisfaction of all other applicable conditions imposed by this Indenture and the Applicable Procedures, the Security Registrar shall (1) reflect in the Security Register a decrease in the principal amount of such Unrestricted Global Security and an increase in the principal amount of such Restricted Global Security, each such adjustment to be equal to the beneficial interest transferred pursuant to this clause (iii), and (2) instruct the Depositary to make the corresponding adjustment to its records and debit and credit the accounts of the appropriate Agent Members in accordance with the Applicable Procedures.

(b)   Transfer and Exchange of Beneficial Interests in the Global Securities for Physical Securities. A holder of a beneficial interest in a Global Security may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Physical Security and may exchange such beneficial interest for a Physical Security only upon the occurrence of any of the events set forth in clauses (A), (B) and (C) of Section 2.15(b) and satisfaction of the conditions set forth in this Section 2.12(b). Upon the occurrence of any such preceding event and receipt by the Security Registrar of the documentation referred to in the appropriate subparagraph of this Section 2.12(b), the Trustee shall cause the aggregate Principal Amount of the applicable Global Security to be reduced accordingly, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Physical Security in the appropriate Principal Amount. Any Physical Security issued in exchange for a beneficial interest pursuant to this Section 2.12(b) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Security Registrar through instructions from the Depositary and the Agent Members. The foregoing requirements shall apply to all transfers and exchanges pursuant to this Section 2.12(b).

(i)   A holder of a beneficial interest in a Restricted Global Security may transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Physical Security upon the receipt by the Security Registrar of a certificate from such holder substantially in the form of Exhibit B hereto, including the applicable certifications in item (1) thereof. Any Physical Security issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 2.12(b)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

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(ii)   A holder of a beneficial interest in a Restricted Global Security may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Physical Security or may exchange such beneficial interest for Unrestricted Physical Securities upon the receipt by the Security Registrar of a certificate from such holder substantially in the form of Exhibit B hereto, including the applicable certifications in item (2) thereof, and, if the Security Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Security Registrar to the effect that such transfer or exchange is in compliance with the Securities Act and, if such transfer or exchange is being effected prior to June 10, 2011, applicable Canadian Securities Laws. Any Unrestricted Physical Securities issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 2.12(b)(ii) shall not bear the Private Placement Legend.

(iii)   Other than the restrictions on transfer set forth in the Canadian Private Placement Legend, if applicable, no restrictions shall apply with respect to the transfer of an Unrestricted Physical Security.

(c)   Transfer and Exchange of Physical Securities for Physical Securities. Upon request by a Holder of Physical Securities and such Holder's compliance with the provisions of this Section 2.12(c), the Security Registrar shall register the transfer or exchange of Physical Securities. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Security Registrar the Physical Securities duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Security Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.12(c).

(i)   Any Restricted Physical Security may be transferred to a Person who takes delivery thereof in the form of a Restricted Physical Security if the Security Registrar receives a certificate substantially in the form of Exhibit B hereto, including the certifications in item (1) thereof.

(ii)   Any Restricted Physical Security may be transferred to a Person who takes delivery thereof in the form of an Unrestricted Physical Security or exchanged for Unrestricted Physical Securities if the Security Registrar receives a certificate substantially in the form of Exhibit B hereto, including the applicable certifications in item (2) thereof, and, if the Security Registrar so requests, an Opinion of Counsel in form reasonably acceptable to the Security Registrar to the effect that such transfer or exchange is in compliance with the Securities Act and, if such transfer or exchange is being effected prior to June 10, 2011, applicable Canadian Securities Laws. Any Unrestricted Physical Security issued in exchange for a Restricted Physical Security pursuant to this Section 2.12(c)(ii) shall not bear the Private Placement Legend.

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(d)   General. By its acceptance of any Security bearing the Private Placement Legend, the Canadian Private Placement Legend and/or the Global Security Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in such legends and agrees that it will transfer such Security only as provided in this Indenture. The Security Registrar shall retain, in accordance with its customary procedures, copies of all letters, notices and other written communications received pursuant to this Section 2.12. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Security Registrar.

Section 2.13         Mutilated, Destroyed, Lost and Stolen Securities. If any mutilated Security is surrendered to the Trustee or the Co-Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of like tenor and Principal Amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and Principal Amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section 2.12, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

The provisions of this Section 2.12 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 2.14         Persons Deemed Owners. Prior to due presentment of a Security for registration of transfer, the Company, the Trustee, the Co-Trustee and any agent of the Company, the Trustee or the Co-Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee, the Co-Trustee nor any agent of the Company, the Trustee or the Co-Trustee shall be affected by notice to the contrary.

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Section 2.15       Book-Entry Provisions for Global Securities.

(a)   Any Global Securities shall (i) be registered in the name of the Depositary or the nominee of such Depositary, (ii) be deposited with the Trustee as custodian for the Depositary, at its Corporate Trust Office, and (iii) bear the Global Note Legend. Members of, or participants in, the Depositary ("Agent Members") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, or the Trustee as its custodian, and the Depositary may be treated by the Company, the Trustee, the Co-Trustee and any agent of the Company, the Trustee or the Co-Trustee as the absolute owner of any Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, the Co-Trustee or any agent of the Company, the Trustee or the Co-Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and the Agent Members, the operation of customary practices governing the exercise of the rights of any Holder.

(b)   Transfers of the Global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. Physical Securities shall be transferred to beneficial owners in exchange for their beneficial interests in the Global Securities only if (A) the Depositary has notified the Company (or in the case of clause (ii) below the Company becomes aware) that the Depositary (i) is unwilling or unable to continue as Depositary for such Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act when the Depositary is required to be so registered and, in both such cases, no successor Depositary shall have been appointed within 90 days of such notification or of the Company becoming aware of such event, as applicable (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security and the Outstanding Securities shall have become due and payable pursuant to Section 5.02 and any Holder requests that Physical Securities be issued or (C) the Company has determined in its sole discretion that the Securities shall no longer be represented by Global Securities. Any such transfer or exchange of interests of beneficial owners in a Global Security, in whole or in part, for Physical Securities shall be in accordance with the rules and procedures of the Depositary and the provisions of Section 2.12.

(c)   The Holder of the Global Securities may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Securities.

Section 2.16       Cancellation. The Company at any time may deliver to the Trustee or the Co-Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee or the Co-Trustee for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold. The Trustee or the Co-Trustee shall cancel and dispose of all Securities surrendered for registration of transfer, exchange, payment, purchase, redemption, conversion (pursuant to Article XIII hereof) or cancellation in accordance with their customary practices. If the Company shall acquire any of the Securities, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are delivered to the Trustee or the Co-Trustee for cancellation. The Company may not issue new Securities to replace Securities it has paid in full or delivered to the Trustee or the Co-Trustee for cancellation.

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Section 2.17         Defaulted Interest. Any interest (including Additional Interest Amounts and Additional Amounts, if any) on any Security which is payable, but is not paid when the same becomes due and payable and such nonpayment continues for a period of 30 days, shall forthwith cease to be payable to the Holder on the Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate set forth in Section 10.01 (such defaulted interest and interest thereon herein collectively called "Defaulted Interest") shall be paid by the Company, at its election in each case, as provided in clause (a) or (b) below:

(a)          The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee and the Co-Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date (not less than 30 days after such notice) of the proposed payment (the "Special Interest Payment Date"), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Section 2.16(a) provided. Thereupon the Trustee shall fix a record date (the "Special Record Date") for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the Special Interest Payment Date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date, and in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor to be given in the manner provided for in Section 12.02, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor having been so given, such Defaulted Interest shall be paid on the Special Interest Payment Date to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to Section 2.16(b).

(b)          The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

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Subject to the foregoing provisions of this Section 2.17, each Security delivered under this Indenture upon registration of, transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest (including Additional Interest Amounts and Additional Amounts, if any) accrued and unpaid, and to accrue, which were carried by such other Security.

Section 2.18         CUSIP Numbers. The Securities will be issued with a restrictive CUSIP number. Until such time as the Company notifies the Trustee and the Co-Trustee to remove the Private Placement Legend, Canadian Private Placement Legend or Global Security Legend from the Securities, the restricted CUSIP will be the CUSIP number for the Securities. At such time as the Company notifies the Trustee and the Co-Trustee to remove the Private Placement Legend, Canadian Private Placement Legend or Global Security Legend from the Securities, such Private Placement Legend, Canadian Private Placement Legend or Global Security Legend will be deemed removed from any Global Security and an unrestricted CUSIP number will be deemed to be the CUSIP number for the Securities.

The Trustee and the Co-Trustee shall use CUSIP numbers in notices as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee and the Co-Trustee of any change in the CUSIP numbers.

Section 2.19         Ranking. The indebtedness of the Company arising under or in connection with this Indenture and every outstanding Security issued under this Indenture from time to time constitutes and will constitute a senior unsecured general obligation of the Company, ranking equally with other existing and future unsecured senior and unsubordinated Indebtedness of the Company and ranking senior in right of payment to any future Indebtedness of the Company that is expressly made subordinate to the Securities by the terms of such Indebtedness. For purposes of this Section 2.19 only, "Indebtedness" means, without duplication, the principal or face amount of (a) all obligations for borrowed money, (b) all obligations evidenced by debentures, notes or other similar instruments, (c) all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto), (d) all obligations to pay the deferred purchase price of property or services, (e) all obligations as lessee which are capitalized in accordance with generally accepted accounting principles and (f) all Indebtedness of others guaranteed by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is legally responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

Section 2.20         Sinking Fund. The Securities shall not have the benefit of a sinking fund.

Article III

[RESERVED]

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Article IV

SATISFACTION AND DISCHARGE

Section 4.01         Satisfaction and Discharge of Indenture. This Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee and Co-Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(a)          either:

(i)   all Securities theretofore authenticated and delivered (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.13 and (B) Securities for whose payment money has theretofore been deposited with the Trustee or the Co-Trustee in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided in Section 10.03) have been delivered to the Trustee or the Co-Trustee for cancellation; or

(ii)   all such Securities not theretofore delivered to the Trustee or Co-Trustee for cancellation have become due and payable, and the Company has deposited or caused to be deposited with the Trustee or the Co-Trustee as trust funds in trust for this purpose an amount sufficient to pay and discharge the entire indebtedness evidenced by such Securities not theretofore delivered to the Trustee or the Co-Trustee for cancellation;

(b)          the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)          the Company has delivered to the Trustee and the Co-Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee and the Co-Trustee under Section 6.07 and, if money shall have been deposited with the Trustee and the Co-Trustee pursuant to Section 4.01(a)(ii), the obligations of the Trustee and the Co-Trustee under Section 4.02 and the last paragraph of Section 10.03 shall survive such satisfaction and discharge.

Section 4.02         Application of Trust Money. Subject to the provisions of the last paragraph of Section 10.03, all money deposited with the Trustee and the Co-Trustee pursuant to Section 4.01 shall be held in trust and applied by them, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee and Co-Trustee may determine, to the Persons entitled thereto, of the principal and interest (including Additional Interest Amounts or Additional Amounts, if any), for whose payment such money has been deposited with the Trustee or the Co-Trustee.

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Article V

REMEDIES

Section 5.01       Events of Default. "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)          default in the payment of the Principal Amount, Redemption Price or Fundamental Change Purchase Price on any Security when it becomes due and payable;

(b)          default in the payment of interest or Additional Interest Amounts or Additional Amounts, if any, upon any Security when such amounts become due and payable and continuance of such default for a period of 30 days;

(c)          default in the performance of any covenant, agreement or condition of the Company in this Indenture or the Securities (other than a default specified in Sections 5.01(a) or 5.01 (b)), and continuance of such default for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or the Co-Trustee, or to the Company, the Trustee and the Co-Trustee by the Holders of at least 25% in aggregate Principal Amount of the Outstanding Securities a written notice specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder;

(d)          failure by the Company to convert Securities into cash, Common Shares or a combination of cash and Common Shares, at the Company's election, upon exercise of a Holder's conversion right and such failure continues for five Business Days or more;

(e)          default in the payment of any indebtedness (other than indebtedness that is non-recourse to the Company or its Subsidiaries) for borrowed money by the Company or any of its Subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) in an outstanding principal amount in excess of $15,000,000 (or the equivalent thereof in any other currency or currency unit) when such amounts become due at final maturity or upon acceleration, and such indebtedness is not discharged or such default in payment or acceleration is not cured, rescinded or annulled within 10 days after written notice, by registered or certified mail, to the Company by the Trustee or the Co-Trustee specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder;

(f)          the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against the Company or any of its Subsidiaries in excess of $15,000,000 (or the equivalent thereof in any other currency or currency unit) which remains unstayed, undischarged or unbonded for a period of 60 days;

(g)          failure by the Company to give notice of a Fundamental Change as set forth in Section 12.01(b) or notice of certain transactions as set forth under Section 13.05(a);

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(h)          failure by the Company to comply with its obligations under Article VIII;

(i)          the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any of its Significant Subsidiaries of a voluntary case or proceeding under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law, (ii) a decree or order adjudging the Company or any of its Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any of its Significant Subsidiaries under any applicable U.S. or Canadian federal, state or provincial law or (iii) a decree or order appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any of its Significant Subsidiaries or of any substantial part of its or their property, or ordering the winding up or liquidation of its or their affairs, and the continuance of any such decree or order for relief or any such other appointment, decree or order unstayed and in effect for a period of 60 consecutive days;

(j)          the commencement by the Company or any of its Significant Subsidiaries of a voluntary case or proceeding under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by any of them to the entry of a decree or order for relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case or proceeding under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it or any of them, or the filing by it or any of them of a petition or answer or consent seeking reorganization or relief under any applicable U.S. or Canadian federal, state or provincial law, or the consent by it or any of them to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any of its Significant Subsidiaries or of any substantial part of its or their property, or the making by it or any of them of an assignment for the benefit of creditors; or

(k)          a Termination of Trading occurs.

Section 5.02     Acceleration of Maturity; Rescission and Annulment.

(a)  If an Event of Default (other than those specified in Section 5.01(i) and Section 5.01(j) with respect to the Company or any of its Significant Subsidiaries) occurs and is continuing, then and in every such case the Trustee and the Co-Trustee or the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities may declare the Principal Amount plus accrued and unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, on all the Outstanding Securities to be immediately due and payable, by a notice in writing to the Company (and to the Trustee and the Co-Trustee if given by Holders), and upon any such declaration such Principal Amount plus accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, shall become immediately due and payable.

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Notwithstanding the foregoing, in the case of an Event of Default specified in Section 5.01(i) and Section 5.01(j) with respect to the Company or any of its Significant Subsidiaries, the Principal Amount plus accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, on all Outstanding Securities will ipso facto become due and payable without any declaration or other Act on the part of any Holder, the Trustee or the Co-Trustee.

(b)  At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee or the Co-Trustee as hereinafter in this Article V provided, the Holders of a majority in aggregate Principal Amount of the Outstanding Securities, by written notice to the Company and the Trustee and the Co-Trustee, may rescind and annul such declaration and its consequences if:

(i)  the Company has paid or deposited with the Trustee or the Co-Trustee a sum sufficient to pay:

(A)  the Principal Amount plus accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, or Redemption Price or Fundamental Change Purchase Price, as applicable, on any Securities which have become due otherwise than by such declaration of acceleration, and interest on any such amounts that are overdue at the rate of 1.00% per annum from the required payment date, and

(B)  all sums paid or advanced by the Trustee or Co-Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee and the Co-Trustee, their respective agents and counsel, and any other amounts due the Trustee and the Co-Trustee under Section 6.07; and

(ii)  all Events of Default, other than the non-payment of the Principal Amount plus accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, on Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 5.03         Other Remedies.  If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy to collect the payment of the Principal Amount plus accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, on the Securities or to enforce the performance of any provision of the Securities or this Indenture. The Trustee or the Co-Trustee may maintain a proceeding even if the Trustee or the Co-Trustee, as applicable, does not possess any of the Securities or does not produce any of the Securities in the proceeding. A delay or omission by the Trustee, the Co-Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of, or acquiescence in, the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 5.04    Collection of Indebtedness and Suits for Enforcement by Trustee or Co-Trustee.  The Company covenants that if:

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(a)  default is made in the payment of any interest, including Additional Interest Amounts, on any Security when such amounts become due and payable and such default continues for a period of 30 days, or

(b)  default is made in the payment of the Principal Amount plus accrued but unpaid interest (including Additional Interest Amounts or Additional Amounts, if any) at the Stated Maturity thereof or in the payment of the Redemption Price or Fundamental Change Purchase Price in respect of any Security, the Company will, upon demand of the Trustee or the Co-Trustee, pay to the Trustee or the Co-Trustee, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, the Co-Trustee and their respective agents and counsel.

Section 5.05    Trustee and Co-Trustee May File Proofs of Claim.  In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee and the Co-Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders, the Trustee and the Co-Trustee allowed in any such proceeding. In particular, the Trustee and the Co-Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and the Co-Trustee and, in the event that the Trustee and the Co-Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee and the Co-Trustee any amount due to them for the reasonable compensation, expenses, disbursements and advances of the Trustee, the Co-Trustee, their respective agents and counsel and any other amounts due the Trustee and Co-Trustee under Section 6.07.

No provision of this Indenture shall be deemed to authorize the Trustee or the Co-Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee or the Co-trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 5.06    Application of Money Collected.  Any money collected by the Trustee or the Co-Trustee pursuant to this Article V shall be applied in the following order, at the date or dates fixed by the Trustee and the Co-Trustee and, in case of the distribution of such money to Holders, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: To the payment of all amounts due the Trustee and the Co-Trustee under Section 6.07;

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SECOND: To the payment of the amounts then due and unpaid on the Securities for the Principal Amount, Redemption Price, Fundamental Change Purchase Price or interest, including Additional Interest Amounts or Additional Amounts, if any, as the case may be, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities; and

THIRD: To the Company.

Section 5.07    Limitation on Suits.  No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder (other than in the case of an Event of Default specified in Section 5.01(a) or Section 5.01(b)), unless:

(a)  such Holder has previously given written notice to the Trustee and the Co-Trustee of a continuing Event of Default;

(b)  the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee and the Co-Trustee to institute proceedings in respect of such Event of Default in their own names as Trustee and Co-Trustee, respectively, hereunder;

(c)  such Holder or Holders have offered to the Trustee and the Co-Trustee indemnity reasonably satisfactory to them against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)  the Trustee and the Co-Trustee for 60 days after their receipt of such notice, request and offer of indemnity have failed to institute any such proceeding; and

(e)  no direction inconsistent with such written request (in the opinion of the Trustee and the Co-Trustee) has been given to the Trustee or the Co-Trustee during such 60¬day period by the Holders of a majority in aggregate Principal Amount of the Outstanding Securities;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

Section 5.08    Unconditional Right of Holders to Receive Payment.  Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of the Principal Amount, Redemption Price, Fundamental Change Purchase Price or interest, including Additional Interest Amounts or Additional Amounts, if any, in respect of the Securities held by such Holder, on or after the respective due dates expressed in the Securities or on or after any Redemption Date or Fundamental Change Purchase Date, as applicable, and to convert the Securities in accordance with Article XIII hereof, or to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or affected adversely without the consent of such Holder. For purposes of clarification, prior to the occurrence of a Fundamental Change, the provisions relating to the right to receive payment upon a Fundamental Change Purchase Date may be modified in the manner set forth in Section 9.02.

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Section 5.09    Restoration of Rights and Remedies.  If the Trustee, the Co-Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason or has been determined adversely to the Trustee, the Co-Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee, the Co-Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee, the Co-Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 5.10    Rights and Remedies Cumulative.  Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 2.13, no right or remedy herein conferred upon or reserved to the Trustee, the Co-Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder or otherwise shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.11    Delay or Omission Not Waiver.  No delay or omission of the Trustee, the Co-Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article V or by law to the Trustee, the Co-Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee, the Co-Trustee or by the Holders, as the case may be.

Section 5.12    Control by Holders.  The Holders of a majority in aggregate Principal Amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee and the Co-Trustee or exercising any trust or power conferred on the Trustee and the Co-Trustee, provided that:

(a)  such direction shall not be in conflict with any rule of law or with this Indenture; and

(b)  the Trustee or the Co-Trustee may take any other action deemed proper by the Trustee or the Co-Trustee, respectively, which is not inconsistent with such direction.

Section 5.13    Waiver of Past Defaults.  The Holders of a majority in aggregate Principal Amount of the Outstanding Securities may on behalf of the Holders of all the Securities waive any past Default hereunder and its consequences, except a Default:

(a)  described in Section 5.01(a) or Section 5.01(b); or

(b)  in respect of a covenant or provision hereof which under Article IX cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

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Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 5.14    Undertaking for Costs.  In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee or the Co-Trustee for any action taken or omitted by it as Trustee or Co-Trustee, respectively, in either case in respect of the Securities, a court may require any party litigant in such suit to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorney's fees and expenses, against any party litigant in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant; but the provisions of this Section 5.14 shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee or the Co-Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 10% in Principal Amount of the Outstanding Securities or to any suit instituted by any Holder for the enforcement of the payment of the Principal Amount or accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, on any Security on or after the Stated Maturity of such Security or the Redemption Price or Fundamental Change Purchase Price.

Section 5.15    Waiver of Stay or Extension Laws.  The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay, or impede the execution of any power herein granted to the Trustee or the Co-Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Article VI

THE TRUSTEE AND THE CO-TRUSTEE

Section 6.01    Certain Duties and Responsibilities.  The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act and as set forth herein. For purposes of this Article VI, unless expressly stated otherwise, provisions applicable to the Trustee shall be applicable to the Co-Trustee. In case an Event of Default with respect to the Securities has occurred (which has not been cured or waived), the Trustee shall exercise the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Notwithstanding the foregoing, no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers. Except during the continuance of an Event of Default, the Trustee need perform only those duties as are specifically set forth in this Indenture, and no duties, covenants or obligations of the Trustee shall be implied in this Indenture. Whether or not herein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 6.01.

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Section 6.02    Notice of Defaults.  The Trustee shall give the Holders notice of any Default hereunder within 90 days after the occurrence thereof or, if later, within 15 days after it is known to the Trustee, unless such Default shall have been cured or waived before the giving of such notice; provided that (except in the case of any Default in the payment of Principal Amount, interest, including Additional Interest Amounts or Additional Amounts, if any, on any of the Securities or the Redemption Price or Fundamental Change Purchase Price), the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities.

Section 6.03    Certain Rights of Trustee.  Subject to the provisions of Section 6.01:

(a)  the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)  any written request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors of the Company may be sufficiently evidenced by a Board Resolution;

(c)  whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(d)  the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e)  the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f)  the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit; and if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney, at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

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(g)  the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any willful misconduct or gross negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h)  the Trustee shall not be charged with knowledge of any Default or Event of Default (other than a payment Default under Section 5.01(a) or Section 5.01(b)) with respect to the Securities unless a Responsible Officer of the Trustee shall have received written notice of such Default or Event of Default from the Company or any other obligor on such Securities or by any Holder of such Securities;

(i)  the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(j)  the rights, disclaimers, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee, the Co-Trustee and The Bank of New York Mellon in each of its capacities hereunder (including as Conversion Agent), and each agent, custodian and other Person employed to act hereunder;

(k)  the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded;

(l)  in no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(m)  the Trustee, Co-Trustee and the Conversion Agent, respectively, shall not be liable and shall be held harmless with respect to information received from the Company and any Holder and information received from other third parties that would be reasonable to rely upon; and

(n)  neither the Trustee, Co-Trustee, the Conversion Agent nor the Paying Agent, respectively, shall be required to risk or expend its own funds in performing its respective obligations.

Section 6.04    Not Responsible for Recitals.  The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. The Trustee shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.

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Section 6.05    May Hold Securities.  The Trustee, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Section 6.08 and Section 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

Section 6.06    Money Held in Trust.  Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by applicable law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 6.07    Compensation and Reimbursement.  The Company agrees.

(a)  to pay to the Trustee (which for purposes of this Section 6.07(a) shall include its officers, directors, employees and agents as well as the officers, directors, employees and agents of the Co-Trustee) from time to time such compensation for all services rendered by it hereunder as the Company and the Trustee shall from time to time agree in writing (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b)  except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and in-house and outside counsel), except any such expense, disbursement or advance as may be attributable to its gross negligence or bad faith;

(c)  to indemnify the Trustee, the Co-Trustee and The Bank of New York Mellon in any other role hereunder (including when acting as Conversion Agent and Paying Agent (which for purposes of this Section 6.07(c) shall include its officers, directors, employees and agents and those of the Co-Trustee, the Conversion Agent and the Paying Agent)) and any predecessor Trustee for, and to hold it harmless against, any loss, liability, claim, damage or expense including taxes (other than taxes based upon, measured by or determined by the income or capital of the Trustee) incurred without gross negligence, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the reasonable costs and expenses of defending itself against any claim (whether assessed by the Company, by any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder; and

(d)  the Trustee shall notify the Company promptly of any claim asserted against it. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations under this Section 6.07. The Company shall defend the claim, and the Trustee shall cooperate in the defense. The Trustee may at its option have separate counsel of its own choosing, and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld.

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The obligations of the Company under this Section 6.07 shall survive the resignation or removal of the Trustee and the satisfaction and discharge of this Indenture. To secure the Company's payment obligations in this Section 6.07, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except such money or property held in trust to pay principal and interest on the Securities. Such lien shall survive the resignation or removal of the Trustee and the satisfaction and discharge of this Indenture. When the Trustee incurs expenses or renders services after a Default or an Event of Default specified in Section 5.01(i) and Section 5.01(j) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and in-house and outside counsel) are intended to constitute expenses of administration under United States Code, Title 11 or any other similar foreign, federal or state law for the relief of debtors.

Section 6.08    Disqualification; Conflicting Interests.  If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

Section 6.09    Corporate Trustee Required; Eligibility.  There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000 and a Co-Trustee authorized to conduct business in Ontario and Canada. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 6.09, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.09, it shall resign immediately in the manner and with the effect hereinafter specified in this Article VI.

Section 6.10    Resignation and Removal; Appointment of Successor.

(a)  No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article VI shall become effective until the acceptance of appointment by the successor Trustee under Section 6.11.

(b)  The Trustee may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction at the expense of the Trustee for the appointment of a successor Trustee.

(c)  The Trustee may be removed at any time by Act of the Holders of a majority in aggregate Principal Amount of the Outstanding Securities, delivered to the Trustee and to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities.

(d)  If at any time:

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(i)   the Trustee shall fail to comply with Section 6.08 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(ii)  the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(iii) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or

(iv) a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Company by a Company Order may remove the Trustee or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of such Holder and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e)  If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Trustee for any cause, the Company, by a Company Order, shall promptly appoint a successor Trustee. If no successor Trustee shall have been so appointed by the Company and accepted appointment in the manner hereinafter provided within 90 days following such resignation, removal, incapability or vacancy, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f)  The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders in the manner provided in Section 1.06. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

(g)  If a Trustee is removed with or without cause, all fees and expenses (including the fees and expenses of counsel) of the Trustee incurred in the administration of the trust or in the performance of the duties hereunder prior to such removal shall be paid to the Trustee.

Section 6.11    Acceptance of Appointment by Successor.  Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

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No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article VI.

Section 6.12    Merger, Conversion, Consolidation or Succession to Business.  Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article VI, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated but not delivered by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 6.13    Preferential Collection of Claims Against.  If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Article VII

REPORTS BY TRUSTEE

Section 7.01    Preservation of Information; Communications to Holders.

(a)  The Trustee and the Co-Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee and the Co-Trustee as provided in Section 10.08 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee and the Co-Trustee may destroy any list furnished to them as provided in Section 10.08 upon receipt of a new list so furnished.

(b)  The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities and the corresponding rights and duties of the Trustee and the Co-Trustee shall be as provided by the Trust Indenture Act.

(c)  Every Holder of Securities, by receiving and holding the same, agrees with the Company, the Trustee and the Co-Trustee that neither the Company, the Trustee nor the Co-Trustee nor any agent of any of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 7.02    Reports by Trustee and Co-Trustee.

(a)  The Trustee and the Co-Trustee shall transmit to Holders such reports concerning the Trustee and the Co-Trustee and their actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. Reports so required to be transmitted at stated intervals of not more than 12 months shall be transmitted no later than January 15 in each calendar year, commencing on January 15, 2012. Each such report shall be dated as of a date not more than 60 days prior to the date of transmission.

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(b)  A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee or the Co-Trustee with each stock exchange upon which the Securities are listed, if any, with the Commission, if applicable, and with the Company. The Company shall notify the Trustee and the Co-Trustee promptly (and in any event within 10 days) whenever the Securities become listed on any stock exchange or of any delisting thereof.

Article VIII

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 8.01    Company May Consolidate, etc., Only on Certain Terms.  The Company shall not, without the consent of each Holder of Securities, amalgamate, consolidate or combine with or merge with or into any other Person or sell, transfer or lease all or substantially all of its properties and assets, substantially as an entirety to another Person, unless:

(a)  the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any State thereof, the District of Columbia or the laws of Canada or any province or territory thereunder, and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee and the Co-Trustee, in form reasonably satisfactory to the Trustee and the Co-Trustee, all the obligations of the Company under the Securities and this Indenture;

(b)  immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(c)  the Company or the Successor Company shall have delivered to the Trustee and the Co-Trustee an Officers' Certificate and an Opinion of Counsel, each stating that (i) such amalgamation, consolidation, merger or transfer, and if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the provisions of this Indenture, including this Article VIII and Article IX, and (ii) the transaction will not result in the Successor Company being required to pay any Additional Amounts in respect of any payments in respect of the Securities in accordance with Section 10.10.

Section 8.02    Successor Substituted.  The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture, other than in the case of a lease of all or substantially all of the Company's consolidated assets.

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Article IX

SUPPLEMENTAL INDENTURES

Section 9.01    Supplemental Indentures Without Consent Of Holders.  Without the consent of any Holder, the Company, when authorized by a Board Resolution, and the Trustee and the Co-Trustee, at any time and from time to time, may amend, modify or supplement this Indenture or the Securities, in form satisfactory to the Trustee and the Co-Trustee, for any of the following purposes:

(a)  to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

(b)  to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company; or

(c)  to provide for a successor Trustee or successor Co-Trustee with respect to the Securities; or

(d)  to add any additional Events of Default with respect to the Securities; or

(e)  to cure any ambiguity or defect, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture; or

(f)  to reduce the Conversion Price; provided, however, that such reduction in the Conversion Price is in accordance with the terms of this Indenture or shall not adversely affect the interests of the Holders of Securities (after taking into account tax and other consequences of such reduction) in any material respect; or

(g)  to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the discharge of the Securities; provided, however, that such change or modification does not adversely affect the interests of the Holders of the Securities in any material respect; or

(h)  to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power herein conferred upon the Company; or

(i)  to add guarantees with respect to, or to secure, the Securities; or

(j)  to make any change that does not materially adversely affect the rights of any Holder; or

(k)  to add or modify any other provisions herein with respect to matters or questions arising hereunder which the Company, the Trustee and the Co-Trustee may deem necessary or desirable and which would not reasonably be expected to adversely affect the interests of the Holders of Securities in any material respect; or

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(l)  to conform this Indenture or the Securities to the description thereof under the caption "Description of Notes" in the Offering Memorandum; or

(m)  to comply with any requirements of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act or any applicable requirements of the Canada Business Corporations Act.

Section 9.02    Supplemental Indentures with Consent of Holders.

(a)  With the consent of the Holders of a majority in aggregate Principal Amount of the Outstanding Securities, by Act of said Holders delivered to the Company, the Trustee and the Co-Trustee, the Company, when authorized by a Board Resolution, and the Trustee and Co-Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby:

(i)      extend the Stated Maturity of any Security; or

(ii)     reduce the Principal Amount of, or reduce the interest rate on, or extend the stated time for payment of interest on, any Security, excluding in each case Additional Interest Amounts and Additional Amounts if any, or

(iii)    reduce the Redemption Price or Fundamental Change Purchase Price of any Security; or

(iv)    after the occurrence of a Fundamental Change, make any change that adversely affects the right of Holders of the Securities to require the Company to purchase such Securities in accordance with the terms thereof and this Indenture; or

(v)     make any change that impairs or otherwise adversely affects the right of a Holder of Securities to convert any Security; or

(vi)    change the currency of any payment amount of any Security from U.S. Dollars or Common Shares as provided herein; or

(vii)   make any change that impairs the right of Holders to institute suit for payment of the Securities or that impairs the right of Holders to receive payment of principal of and interest, including Additional Interest Amounts and Additional Amounts, on Holders’ Securities on or after the due dates therefor; or

(viii)  reduce the percentage in aggregate Principal Amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture; or

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(ix)    modify the obligation of the Company to maintain an agency in The City of New York as required under this Indenture; or

(x)     change the ranking of the Securities in any manner that adversely affects the rights of Holders under this Indenture; or

(xi)    modify any of the provisions of this Section 9.02 or Section 5.13, except to increase the percentage in aggregate Principal Amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture, or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby.

(b)  The Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities may, on behalf of the Holders of all of the Securities, waive any past default and its consequences under this Indenture, except a default (i) in the payment of the Principal Amount of or any interest, including Additional Interest Amounts and Additional Amounts, if any, on or with respect to the Securities or (ii) in respect of a covenant or provision that cannot be modified without the consent of the Holder of each Security affected thereby as set forth in Section 9.02(a).

It shall not be necessary for any Act of Holders under this Section 9.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

After any supplemental indenture under this Section 9.01 and Section 9.02 becomes effective, the Company shall mail to each Holder, at the address of such Holder as it appears on the Security Register maintained by the Security Registrar, within 20 days after execution thereof a notice briefly describing the supplemental indenture and must make such notice available on the Company’s website. However, the failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of a supplemental indenture under this Section 9.01 and Section 9.02.

Section 9.03    Execution of Supplemental Indentures.  In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article IX or the modifications thereby of the trusts created by this Indenture, the Trustee and the Co-Trustee shall be provided with, and (subject to Section 6.01) shall be fully protected in relying upon, in addition to the documents required by Section 1.02, an Officers’ Certificate and an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and such other conclusions as the Trustee and the Co-Trustee may require. Subject to the preceding sentence, the Trustee and the Co-Trustee shall sign such supplemental indenture if the same does not affect the Trustee's and the Co-Trustee's own rights, duties or immunities under this Indenture or otherwise or subject either of them to undue risk. The Trustee and the Co-Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's and the Co-Trustee's own rights, duties or immunities under this Indenture or otherwise.

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Section 9.04    Effect of Supplemental Indentures.  Upon the execution of any supplemental indenture under this Article IX, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 9.05    Conformity with Trust Indenture Act.  Every supplemental indenture executed pursuant to this Article IX shall conform to the requirements of the Trust Indenture Act and any applicable requirements of the Canada Business Corporations Act.

Section 9.06    Reference in Securities to Supplemental Indentures.  Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article IX shall bear a notation in a form approved by the Trustee and the Co-Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee, the Co-Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee and the Co-Trustee in exchange for Outstanding Securities.

Article X

COVENANTS

Section 10.01    Payments.  The Company shall duly and punctually make all payments in respect of the Securities and this Indenture in accordance with the terms of the Securities and this Indenture. The Company shall, to the fullest extent permitted by law, pay interest on overdue payments of Principal Amount, plus accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any, Redemption Price and Fundamental Change Purchase Price at the rate of 1% per annum from the required payment date of such overdue payment.

Any payments made or due pursuant to this Indenture shall be considered paid on the applicable date due if by 12:00 p.m., New York City time, one Business Day prior to such date the Paying Agent holds, in accordance with this Indenture, cash sufficient to pay all such amounts then due. Payment of the principal of and interest, including Additional Interest Amounts or Additional Amounts, if any, on the Securities shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Section 10.02    Maintenance of Office or Agency.  The Company shall maintain in The Borough of Manhattan, The City of New York, an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer, exchange, repurchase or conversion and where notices and demands pursuant to this Section 10.02 to or upon the Company in respect of the Securities and this Indenture may be served, which shall initially be the Corporate Trust Office of the Trustee. The Company shall give prompt written notice to the Trustee and the Co-Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee or the Co-Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

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The Company may also from time to time designate one or more other offices or agencies (in or outside The Borough of Manhattan, The City of New York) where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in The Borough of Manhattan, The City of New York, for such purposes. The Company shall give prompt written notice to the Trustee and the Co-Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 10.03    Money for Security Payments to be Held in Trust.  If the Company shall at any time act as its own Paying Agent, it shall, on or before each due date of any payment in respect of any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to make the payment so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and shall promptly notify the Trustee and the Co-Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents, it will by 12:00 p.m., New York City time, one Business Day prior to each due date of any payment in respect of any Securities, deposit with any one or more Paying Agents a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee or the Co-Trustee) the Company will promptly notify the Trustee and the Co-Trustee of its action or failure so to act.

The Company shall cause each Paying Agent other than the Trustee or the Co-Trustee to execute and deliver to the Trustee and the Co-Trustee an instrument in which such Paying Agent shall agree with the Trustee and the Co-Trustee, subject to the provisions of this Section 10.03, that such Paying Agent will (a) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and (b) during the continuance of any Default by the Company (or any other obligor upon the Securities) in the making of any payment in respect of the Securities, upon the written request of the Trustee or the Co-Trustee, forthwith pay to the Trustee or the Co-Trustee all sums held in trust by such Paying Agent as such.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee or the Co-Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee or the Co-Trustee, as applicable, upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee or the Co-Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee, the Co-Trustee or any Paying Agent, or then held by the Company, in trust for the making of payments in respect of any Security and remaining unclaimed for two years after such payment has become due shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee, the Co-Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee, the Co-Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

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Section 10.04    Statement by Officers as to Default.  The Company shall deliver to the Trustee and the Co-Trustee, within 90 days after the end of each fiscal year (currently ending on December 31) of the Company ending after the date hereof, an Officers' Certificate, stating whether or not to the knowledge of the signers thereof the Company is in Default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in Default, specifying all such Defaults and the nature and status thereof of which they may have knowledge.

The Company shall deliver to the Trustee and the Co-Trustee, as soon as possible and in any event within five days after the Company becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers' Certificate setting forth the details of such Event of Default or default and the action which the Company proposes to take with respect thereto.

Section 10.05    Existence.  Subject to Article VIII hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

Section 10.06    Resale of Certain Securities.  During the period beginning on the Issue Date and ending on the date that is one year from the Issue Date, the Company shall not and shall not permit any of its subsidiaries to, and will instruct its other affiliates (as defined in Rule 144) not to, resell any Securities which constitute "restricted securities" under Rule 144 that have been reacquired by any of them, except for Securities purchased by the Company or any of its affiliates and resold in transactions registered under the Securities Act. The Trustee and the Co-Trustee shall have no responsibility in respect of the Company's performance of its agreement in the preceding sentence.

Section 10.07    Book-Entry System.  If the Securities cease to trade in the Depositary's book-entry settlement system, the Company covenants and agrees that it shall use reasonable efforts to make such other book entry arrangements that it determines are reasonable for the Securities.

Section 10.08    Company to Furnish Trustee and Co-Trustee Names and Addresses of Holders.  The Company will furnish or cause to be furnished to the Trustee and the Co-Trustee:

(a)          semi-annually, not later than 10 days after each Regular Record Date, a list, in such form as the Trustee and the Co-Trustee may reasonably require, of the names and addresses of the Holders as of such Regular Record Date; and

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(b)          at such other times as the Trustee or the Co-Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that no such list need be furnished so long as the Trustee or the Co-Trustee is acting as Security Registrar.

Section 10.09    Reports by Company and Delivery of Certain Information.  The Company shall file with the Trustee and the Co-Trustee, (A) such information, documents and other reports, and such summaries thereof, as the Company may be required to file or furnish pursuant to the Trust Indenture Act (at the times and in the manner provided in the Trust Indenture Act) and (B) within 15 days after the Company files or furnishes the same with the Commission, such information, documents and other reports, and such summaries thereof, as the Company may be required to file or furnish with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act); provided that (a) delivery of materials to the Trustee and the Co-Trustee by electronic means shall be deemed to be "filed" with the Trustee and the Co-Trustee for purposes of this Section 10.09; (b) so long as such filings by the Company are available on the Commission's Electronic Data Gathering, Analysis and Retrieval system (EDGAR), the Ontario Securities Commission’s System for Electronic Document Analysis and Retrieval (SEDAR) or any other website maintained by the securities regulatory authorities in the United States or Canada, such materials shall be deemed to be "filed" with the Trustee and the Co-Trustee for purposes of this Section 10.09 as of the time such documents are “filed” via EDGAR or SEDAR; and (c) the Company need not furnish to the Trustee or the Co-Trustee confidential portions of any information, documents or reports filed or furnished with the Commission, the Ontario Securities Commission or any other securities regulatory authority on a confidential basis. Notwithstanding the foregoing, it shall not be the responsibility of the Trustee or Co-Trustee to monitor postings of the Company on EDGAR, SEDAR or any other website referred to in this Section 10.09, it being understood that, due to the public availability of the information contained on such websites, any Person, including without limitation any Holder, may obtain such information directly from such website.

In the event that, while Securities remain Outstanding, the Company is no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will continue to file with the Trustee and the Co-Trustee, within 15 days after the time periods required for the filing or furnishing of such forms by the Commission, (a) annual reports on Form 40-F or Form 20-F, as applicable, or any successor form, and (b) current reports on Form 6-K, or any successor form, which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to securityholders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has securities listed on such exchange; and such reports will be prepared in accordance with Canadian disclosure requirements.

Delivery of reports, information and documents to the Trustee and the Co-Trustee under this Section 10.09 is for informational purposes only, and the receipt by the Trustee and Co-Trustee of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee and the Co-Trustee are entitled to rely exclusively on Officers' Certificates).

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If (a) the Securities and the Common Shares issuable upon conversion of the Securities are Outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, as applicable, and (b) the Company is not subject to Section 13 or 15(d) of the Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, then the Company shall make available to any Holder, beneficial owner of such Common Shares or prospective purchaser of the Securities or such Common Shares designated by such Holder or beneficial owner, upon the request of such Holder, owner or prospective purchaser, at or prior to the time of resale by such Holder, the information required by Rule 144A(d)(4) under the Securities Act, provided that such information is necessary to permit such Holders or beneficial owners of Common Shares issuable upon conversion of the Securities, as applicable, to effect resales under Rule 144A.

Section 10.10    Payment of Additional Amounts.  All payments made by or on behalf of the Company under or with respect to the Securities (including, without limitation, any Additional Interest Amount) will be made free and clear of, and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, including without limitation any taxes imposed under Part XIII of the Tax Act ("Canadian Taxes"), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes. If the Company is so required to withhold or deduct any amount for, or on account of, Canadian Taxes from any payment made under or with respect to the Securities, the Company will make such withholding or deduction and pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (other than an Excluded Holder) after such withholding or deduction (including any withholding or deduction required to be made in respect of any Additional Amounts) will not be less than the amount the Holder (other than an Excluded Holder) would have received if such Canadian Taxes had not been withheld or deducted and similar payment (the term "Additional Amounts" shall also include any such similar payments) will also be made by the Company to Holders (other than Excluded Holders) of Securities that are exempt from withholding but are required to pay Canadian Taxes directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

(a)  a payment made to a Holder or former Holder of Securities (an "Excluded Holder") in respect of the beneficial owner thereof:

(i)  with which the Company does not deal at arm's length (within the meaning of the Tax Act) at the time of making such payment; or

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(ii)         that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee, the Co-Trustee and the Holders of the Securities then outstanding of such imposition or change, as the case may be, and provide the Trustee, the Co-Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

(iii)        that is subject to such Canadian Taxes by reason of its carrying on a trade or business in Canada or any province or territory thereof, having a permanent establishment in any such jurisdiction, being organized under the laws of any such jurisdiction, being or being deemed to be resident in any such jurisdiction or otherwise being connected with any such jurisdiction otherwise than by the mere holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder; or

(b)  any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge ("Excluded Taxes").

The Company will (A) make such withholding or deduction for Canadian Taxes (other than Excluded Taxes in respect of payments made to a Holder (other than an Excluded Holder) under or with respect to the Securities) and (B) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company will furnish to the Trustee and the Co-Trustee, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, certified copies of tax receipts evidencing such payment by the Company.

The Company will indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder) from any Canadian Taxes (other than Excluded Taxes) in respect of which any Additional Amounts are payable by but not paid by the Company, including any Canadian Taxes (other than Excluded Taxes) levied or imposed on the Holder with respect to any indemnity payment.

Additional Amounts will be paid, as applicable, in cash semi-annually on the applicable March 31 or September 30, at Maturity, on any Redemption Date, on a Conversion Date or on any Fundamental Change Purchase Date.

Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under, or with respect to, any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 10.10 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.

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Section 10.11    Additional Interest Amount.  The Additional Interest Amounts shall be payable to Holders of the Securities (or, with respect to any Securities that have been previously converted, to the Holders of such Securities at the time of such conversion, provided that such Additional Interest Amounts, if any, shall be payable only for such Securities, or the portion of such Securities, that have been converted into Common Shares) if:

(a)  at any time during the six month period commencing on the last original issuance date of the Securities and ending on the date that is one year after the last original issuance date of the Securities, the Company fails to timely file any document or report that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable (which, for greater certainty, does not include any report on Form 6¬K or any other document that the Company is required to furnish to, rather than file with, the Commission) (a "Missed Filing Default"); provided that the Company will have until the later of any grace period provided under Rule 12b-25 under the Exchange Act (which the Company shall inform the Trustee and Co-Trustee of) or 14 calendar days in the aggregate (the "Cure Period") to cure all such missed filings. In the event the Company has not so cured a missed filing within the Cure Period, the Missed Filing Interest will be payable on the Interest Payment Date following the expiration of the Cure Period with respect to the first 90-day period (or any portion thereof) following the expiration of the Cure Period. Another Missed Filing Interest will be payable with respect to the subsequent 90-day period (or any portion thereof) while a Missed Filing Default is in effect and continuing until all such Missed Filing Defaults have been cured. The maximum interest payable pursuant to Missed Filing Interest shall be 50 basis points; or

(b)  unless:

(i)  the Private Placement Legend, Canadian Private Placement Legend or Global Security Legend on the Securities has been removed, and

(ii)  the Securities are freely tradable pursuant to Rule 144 under the Securities Act without volume restrictions by Holders other than Affiliates of the Company or any Person that has been an Affiliate of the Company at any time during the three months preceding the applicable date (as a result of restrictions pursuant to U.S. securities law or the terms of this Indenture), as of the 365th day (or such longer period as provided pursuant to Rule 144 or any successor rule thereto to permit unrestricted resales by non-affiliates) after the last original issuance date, the interest rate on the Securities will increase at an annual rate equal to 0.50% of the aggregate principal amount of the Securities (such increase, the "Trade Restriction Interest"). So long as a condition described in either clause (i) or (ii) of this Section 10.11(b) continues to fail to be satisfied, the Company shall pay such Trade Restriction Interest in cash on each Interest Payment Date to Holders of Securities. When such condition is satisfied, accrued and unpaid Trade Restriction Interest through the date of satisfaction will be paid in cash on the subsequent Interest Payment Date to Holders of Securities.

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In the event that the Company is required to pay Additional Interest Amounts to Holders, the Company will provide written notice in the form of an Officers' Certificate (the "Additional Interest Notice") to the Trustee and the Co-Trustee of its obligation to pay Additional Interest Amounts no later than 10 Business Days prior to the proposed Interest Payment Date for Additional Interest Amounts (or, in the event the expiration of the Cure Period occurs within 10 days prior to the proposed Interest Payment Date for Additional Amounts, promptly following expiration of the Cure Period), and the Additional Interest Notice shall set forth the amount of Additional Interest Amounts to be paid by the Company on such Interest Payment Date. Neither the Trustee, the Conversion Agent, the Paying Agent nor the Co-Trustee shall at any time be under any duty or responsibility to any Holder to determine the Additional Interest Amounts, or with respect to the nature, extent or calculation of the amount of Additional Interest Amounts when made, or with respect to the method employed in such calculation of the Additional Interest Amounts. The Company agrees to include in the Additional Interest Notice to the Trustee and the Co-Trustee the date such Additional Interest Amounts are payable, and for each Holder, the amount payable, wire instructions, DTC participant number and its W-8 or W-9, as applicable, provided that such Holder has provided such information to the Company in its Conversion Notice. If no W-8 or W-9 is provided for such Holder, the Trustee and the Co-Trustee may withhold from payment such amount as may be required under applicable tax law.

Section 10.12    Information for IRS Filings.  The Company shall provide to the Trustee and the Co-Trustee on a timely basis such information and documentation as the Trustee, the Co-Trustee or the Holders may require with respect to the Internal Revenue Service and the Holders.

Section 10.13    Further Instruments and Acts.  Upon reasonable request of the Trustee or the Co-Trustee, or as otherwise necessary, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

Article XI

REDEMPTION

Section 11.01    Redemption for Tax Reasons; Notices to Trustee and Co-Trustee; Notice of Election.

(a)  The Company may, at its option, redeem the Securities, in whole but not in part, at a Redemption Price equal to 100% of the Principal Amount of the Securities, plus accrued and unpaid interest (including Additional Interest Amounts or Additional Amounts, if any), to, but excluding, the Redemption Date, if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as determined by the Company as a result of any amendment or change occurring after February 3, 2011 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after February 3, 2011 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) (such redemption, a "Tax Redemption"); provided, the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee and the Co-Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to such change and obligation to pay Additional Amounts. In such event, the Company will give the Trustee, the Co-Trustee and the Holders of the Securities notice of this redemption pursuant to Section 11.02.

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(b)  If the Company elects to redeem Securities pursuant to a Tax Redemption, it shall notify the Trustee and the Co-Trustee in writing of the Redemption Date and the Redemption Price payable on such Redemption Date. The Company shall give such notice to the Trustee and Co-Trustee at least 45 calendar days but no more than 60 calendar days before the Redemption Date (unless shorter notice shall be satisfactory to the Trustee or Co-Trustee, as applicable); provided that (a) in no event will the Company be obligated to give notice of redemption earlier than 60 calendar days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts and (b) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

(c)  Upon receiving a Notice of Redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 11.01 can elect to (A) convert its Securities pursuant to Article XIII or (B) not have its Securities redeemed, provided that after such Redemption Date, such Holders shall be deemed to be Excluded Holders in respect of any payment of interest or principal with respect to the Securities after such Redemption Date and no Additional Amounts will be payable by the Company in respect of any such payment after such Redemption Date. Securities and portions of Securities that are to be redeemed are convertible by the Holder until 5:00 p.m., New York City time, on the second Business Day immediately preceding the Redemption Date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required by law to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article XIII but wishes to elect to not have its Securities redeemed pursuant to clause (B) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election upon Tax Redemption (the "Notice of Election") on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the Close of Business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the Close of Business on the second Business Day prior to the Redemption Date.

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Section 11.02    Notice of Redemption.  At least 30 calendar days but not more than 60 calendar days before a Redemption Date in connection with a Tax Redemption, the Company shall provide a notice of redemption to each Holder of Securities to be redeemed at such Holder's address kept by the Security Registrar (a "Notice of Redemption"); provided that (a) in no event will the Company be obligated to give any Notice of Redemption earlier than 60 calendar days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts and (b) at the time the Company gives the Notice of Redemption, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

The notice of redemption shall identify the Securities to be redeemed and shall state:

(i)     the Redemption Date;

(ii)    the Redemption Price;

(iii)   the then current Conversion Rate;

(iv)   the name and address of the Paying Agent and Conversion Agent;

(v)    that Securities called for redemption may be converted at any time prior to 5:00 p.m., New York City time, on the second Business Day preceding the Redemption Date;

(vi)   that Holders who want to convert their Securities must satisfy the requirements set forth in Article XIII;

(vii)  that Securities called for redemption must be surrendered to the Paying Agent for cancellation to collect the Redemption Price;

(viii) that, unless the Company defaults in making payment of such Redemption Price, any interest (including Additional Interest Amounts or Additional Amounts, if any) on Securities called for redemption will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the Redemption Price upon presentation and surrender to the Paying Agent of the Securities;

(ix)    the CUSIP number(s) of the Securities;

(x)     that Holders may elect not to have their Securities redeemed or converted and the procedures for delivering a Notice of Election; and

(xi)    any other information the Company wants to present.

At the Company's request, the Trustee or the Co-Trustee shall give the Notice of Redemption in the Company's name and at the Company's expense; provided, however, that the Company makes such request at least five Business Days (unless a shorter period shall be satisfactory to the Trustee or the Co-Trustee, as applicable) prior to the date by which such Notice of Redemption must be given to Holders in accordance with this Section 11.02; provided, further, that the text of the Notice of Redemption shall be prepared by the Company.

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Section 11.03    Effect of Notice of Redemption.  Once Notice of Redemption is given, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price stated in the notice, except for Securities which are converted in accordance with the terms of this Indenture. Upon surrender to the Paying Agent, such redeemed Securities shall be paid at the Redemption Price stated in the notice. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

If a Redemption Date is after a Regular Record Date for the payment of interest but on or prior to the corresponding Interest Payment Date, then the interest payable on such Interest Payment Date will be paid to the Holder of record of such Security on the relevant Regular Record Date, and the amount paid to the Holder who presents the Security for redemption shall be 100% of the Principal Amount of such Security.

Section 11.04    Deposit of Redemption Price.  By 12:00 p.m., New York City time, one Business Day prior to the Redemption Date, the Company shall deposit with the Paying Agent an amount of cash (in immediately available funds if deposited on the Redemption Date) sufficient to pay the aggregate Redemption Price of all Securities (or portions thereof) to be redeemed on the Redemption Date, other than Securities or portions of Securities called for redemption which on or prior thereto have been delivered by the Company to the Trustee or the Co-Trustee for cancellation or have been converted.

If, on the Redemption Date, the Paying Agent holds, in accordance with the terms of this Indenture, cash sufficient to pay the Redemption Price of any Securities for which Notice of Redemption has been given, then on and after the applicable Redemption Date, such Securities will cease to be outstanding and interest (including Additional Interest Amounts or Additional Amounts, if any) on such Securities will cease to accrue (whether or not book-entry transfer of such Securities is made or whether or not such Securities are delivered to the Paying Agent), and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Redemption Price upon delivery of such Securities). Nothing herein shall preclude the withholding of any taxes required by law to be withheld or deducted.

Section 11.05    Securities Redeemed in Part.  Any Security which is to be redeemed only in part shall be surrendered at the office of the Paying Agent and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate Principal Amount equal to the unredeemed portion of the Security surrendered.

Section 11.06    Repayment to the Company.  To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 11.04 exceeds the aggregate Redemption Price of the Securities or portions thereof which the Company is redeeming as of the Redemption Date, then, promptly after the Redemption Date, the Paying Agent shall return any such excess to the Company. If such money is then held by the Company or an Affiliate of the Company in trust and is not required for such purpose, it shall be discharged from such trust.

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Section 11.07    Other Repurchases.  The Company may, from time to time, at its option (and nothing contained in this Indenture shall limit the Company's right to), repurchase the Securities in open market purchases or negotiated transactions, without any prior notice to any Holders, provided that in exercising its right under this Section 11.07, the Company complies with all applicable federal and state securities laws.

Article XII

OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE

Section 12.01    Offer to Purchase Upon a Fundamental Change.

(a)   General. In the event of a Fundamental Change with respect to the Company at any time prior to March 31, 2016, the Company will be required to make an offer to purchase for cash (a "Fundamental Change Purchase Offer") on the Fundamental Change Purchase Date all outstanding Securities in integral multiples of $1,000 Principal Amount at a price equal to the Principal Amount of the Securities to be purchased plus accrued but unpaid interest, including Additional Interest Amounts and Additional Amounts, if any (the "Fundamental Change Purchase Price"), up to but excluding the Fundamental Change Purchase Date, subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 12.01(c). The "Fundamental Change Purchase Date" shall be a date specified by the Company that is no later than the 30th Business Day following the date of the Fundamental Change Notice.

If the Fundamental Change Purchase Date is after a Regular Record Date but on or prior to the corresponding Interest Payment Date, however, then the interest payable on such date will be paid to the Holder of record of the Securities on the relevant Regular Record Date and the Fundamental Change Purchase Price payable to the Holder who presents the Securities for repurchase shall be 100% of the Principal Amount of such Securities (and will not include any accrued and unpaid interest (including Additional Interest Amounts and Additional Amounts)).

The Company shall mail to the Trustee, the Co-Trustee and each Holder of the Securities at their addresses shown in the Security Register (and to beneficial owners of the Securities as may be required by applicable law) a notice (the "Fundamental Change Notice") of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof in accordance with Section 12.01(b).

A "Fundamental Change" shall be deemed to have occurred at the time after the Securities are originally issued that any of the following occurs:

(i)  a "person" or "group" within the meaning of Section 13(d) of the Exchange Act, other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or any such Subsidiary, files a Schedule 13D, Schedule TO or any other schedule, form or report under the Exchange Act or applicable Canadian Securities Laws disclosing that such person or group has become the direct or indirect ultimate "beneficial owner," as defined in Rule 13d-3 under the Exchange Act or applicable Canadian Securities Laws, of Common Equity of the Company representing more than 50% of the voting power of the Company's Common Equity;

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(ii)   consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other similar combination involving the Company pursuant to which the Common Shares will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person, other than one or more of the Company’s subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of the Company's Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a Fundamental Change;

(iii)  the first day on which Continuing Directors cease to constitute at least a majority of the Company's Board of Directors; or

(iv)  the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

A Fundamental Change will not be deemed to have occurred, however, if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions otherwise constituting the Fundamental Change consists of common shares or American Depositary Shares that are traded or listed on, or immediately after the transaction or event will be traded or listed on the NYSE Amex, the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or the Toronto Stock Exchange, and as a result of such transaction or transactions the Securities become convertible into such publicly traded securities, excluding cash payments for fractional shares..

(b)  Notice of Fundamental Change. Within 30 calendar days after the occurrence of a Fundamental Change, the Company shall mail the Fundamental Change Notice by first-class mail to the Trustee, the Co-Trustee and each Holder of Securities at its address shown in the Security Register (and to beneficial owners as required by applicable law). The Fundamental Change Notice shall include a form of Fundamental Change purchase notice (the "Fundamental Change Purchase Notice") to be completed by the Holder and shall state:

(i)     the events causing a Fundamental Change and the expected date of such Fundamental Change;

(ii)    that a Fundamental Change Purchase Offer is being made pursuant to Article XII and that all Securities validly tendered and not withdrawn will be purchased pursuant to the terms of such Article XII;

(iii)   the date by which the Fundamental Change Purchase Notice pursuant to this Section 12.01 must be delivered to the Paying Agent in order for a Holder to accept the Fundamental Change Purchase Offer;

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(iv)   the Fundamental Change Purchase Date;

(v)  the Fundamental Change Purchase Price;

(vi)   the name and address of the Paying Agent and the Conversion Agent;

(vii)  the conversion rights, if any, of the Securities;

(viii) the Conversion Rate for conversion of the Securities applicable on the Fundamental Change Purchase Date;

(ix)   (A) that Securities as to which a Fundamental Change Purchase Notice has been given may be converted pursuant to Article XIII hereof only if the Fundamental Change Purchase Notice has been withdrawn in accordance with the provisions of Section 12.02 and (B) the procedures for withdrawing a Fundamental Change Purchase Notice;

(x)     that Securities must be surrendered to the Paying Agent for cancellation to collect payment of the Fundamental Change Purchase Price;

(xi)   that the Fundamental Change Purchase Price for any Security as to which a Fundamental Change Purchase Notice has been duly given and not withdrawn will be paid promptly following the later of the Fundamental Change Purchase Date and the time of surrender of such Security as described in clause (x) of this Section 12.01;

(xii)   the procedures the Holder must follow to exercise rights under this Section 12.01;

(xiii)  the CUSIP number or numbers of the Securities; and

(xiv)  any other information the Company wants to present.

At the Company's request, the Trustee or the Co-Trustee shall give such Fundamental Change Company Notice in the Company's name and at the Company's expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company.

(c)  Fundamental Change Purchase Notice. To accept the Fundamental Change Purchase Offer, a Holder of Securities must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice and the Trustee and the Co-Trustee, at least two Trading Days prior to the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Notice or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee and (ii) such Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Purchase Offer, together with the necessary endorsements for transfer to the Company on the back of the Securities.

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Such notice shall state, among other things (A) that if certificated Securities have been issued, the certificate numbers (or, if the Securities are not certificated, the notice must comply with the Depositary's procedures), (B) the portion of the principal amount of Securities to be purchased, which must be in $1,000 multiples, and (C) that the Securities are to be purchased by the Company pursuant to the applicable provisions of the Securities and the Indenture.

The delivery of such Security to the Paying Agent with, or at any time after delivery of, the Fundamental Change Purchase Notice (together with all necessary endorsements) at the offices of the Paying Agent shall be a condition to the receipt by the Holder of the Fundamental Change Purchase Price therefor; provided, however, that such purchase price shall be so paid pursuant to this Section 12.01 only if the Security so delivered to the Paying Agent shall conform in all respects to the description thereof set forth in the related Fundamental Change Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 12.01, a portion of a Security, so long as the Principal Amount of such portion is $1,000 or an integral multiple thereof. Provisions of this Indenture that apply to the repurchase of all of a Security also apply to the repurchase of such portion of such Security.

Any purchase by the Company contemplated pursuant to the provisions of this Section 12.01 shall be consummated by the delivery of the Fundamental Change Purchase Price to be received by the Holder promptly following the later of the Fundamental Change Purchase Date and the time of delivery of the Security; provided, however, that if the Fundamental Change Purchase Notice is delivered after a date which is two Trading Days prior to the Fundamental Change Purchase Date, such payment may be made as promptly after such Fundamental Change Purchase Date as is practicable.

Notwithstanding anything contained herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Purchase Notice contemplated by this Section 12.01(c) shall have the right to withdraw such Fundamental Change Purchase Notice at any time prior to the close of business on the Fundamental Change Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 12.02.

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Notice or written notice of withdrawal thereof.

(d)  The Company will not be required to make a Fundamental Change Purchase Offer if a third party makes a Fundamental Change Purchase Offer in the manner, at the times and otherwise in compliance with the requirements set forth herein applicable to a Fundamental Change Offer made by the Company and purchases all Securities validly tendered and not withdrawn under such Fundamental Change Purchase Offer.

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Section 12.02    Effect of Fundamental Change Purchase Notice.  Upon receipt by the Paying Agent of the Fundamental Change Purchase Notice specified in Section 12.01(c), the Holder of the Security in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn as specified in the following two paragraphs) thereafter be entitled to receive solely the Fundamental Change Purchase Price with respect to such Security. Such Fundamental Change Purchase Price shall be paid to such Holder, subject to receipt of funds and/or Securities by the Paying Agent, promptly following the later of (a) the Fundamental Change Purchase Date with respect to such Security (provided, the conditions in Section 12.01(c) have been satisfied) and (b) the time of book-entry transfer or delivery of such Security to the Paying Agent by the Holder thereof in the manner required by Section 12.01(c). Securities in respect of which a Fundamental Change Purchase Notice has been given by the Holder thereof may not be converted pursuant to Article XIII hereof on or after the date of the delivery of such Fundamental Change Purchase Notice unless such Fundamental Change Purchase Notice has first been validly withdrawn as specified in the following two paragraphs.

A Fundamental Change Purchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the procedures set forth in the Fundamental Change Company Notice at any time prior to the close of business on the Fundamental Change Purchase Date specifying:

(i)    the Principal Amount of the Security with respect to which such notice of withdrawal is being submitted;

(ii)   the certificate number, if any, of the Physical Security in respect of which such notice of withdrawal is being submitted (if the Security is a Global Security, the withdrawal notice must comply with the Applicable Procedures); and

(iii)  the Principal Amount, if any, of such Security which remains subject to the original Fundamental Change Purchase Notice and which has been or will be delivered for repurchase by the Company.

There shall be no purchase of any Securities pursuant to Section 12.01 if there has occurred (prior to, on or after, as the case may be, the giving, by the Holders of such Securities, of the required Fundamental Change Purchase Notice) and is continuing an Event of Default (other than an Event of Default that is cured by the payment of the Fundamental Change Purchase Price with respect to such Securities). The Paying Agent will promptly return to the respective Holders any Securities (A) with respect to which a Fundamental Change Purchase Notice has been withdrawn in compliance with this Indenture, or (B) held by it during the continuance of an Event of Default (other than a default in the payment of the Fundamental Change Purchase Price with respect to such Securities) in which case, upon such return, the Fundamental Change Purchase Notice with respect thereto shall be deemed to have been withdrawn.

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Section 12.03    Deposit of Fundamental Change Purchase Price.  By 12:00 p.m., New York City time, one Business Day prior to the Fundamental Change Purchase Date, the Company shall deposit with the Paying Agent an amount of cash or securities (in immediately available funds if deposited on such Business Day) sufficient to pay the aggregate Fundamental Change Purchase Price of all Securities (or portions thereof) to be redeemed on the Fundamental Change Purchase Date, other than Securities or portions of Securities called for redemption which on or prior thereto have been delivered by the Company to the Trustee or the Co-Trustee for cancellation or have been converted.

If, on the Business Day following the Fundamental Change Purchase Date, the Paying Agent holds, in accordance with the terms of this Indenture, cash or securities sufficient to pay the Fundamental Change Purchase Price of any Securities for which a Fundamental Change Purchase Notice has been tendered and not withdrawn pursuant to Section 12.02, then, effective as of the Fundamental Change Purchase Date, such Securities will cease to be outstanding and interest (including Additional Interest Amounts or Additional Amounts, if any) on such Securities will cease to accrue (whether or not book-entry transfer of such Securities is made or whether or not such Securities are delivered to the Paying Agent), and all other rights of the Holders in respect thereof shall terminate (other than the right to receive the Fundamental Change Purchase Price upon book-entry transfer or delivery of such Securities). Nothing herein shall preclude the withholding of any taxes required by law to be withheld or deducted.

Section 12.04    Security Purchased in Part.  Any Security which is to be purchased only in part shall be surrendered at the office of the Paying Agent and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate Principal Amount equal to, and in exchange for, the portion of the Principal Amount of the Security so surrendered which is not purchased.

Section 12.05    Covenant to Comply with Securities Laws upon Repurchase of Securities.  In connection with any offer to repurchase Securities under Section 12.01 (provided that such offer or repurchase constitutes an "issuer tender offer" for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the Exchange Act at the time of such offer or purchase), and subject to any exemptions under applicable law, the Company shall (a) comply with Rule 13e-4 and Rule 14e-1 (or any successor provision) under the Exchange Act, (b) file the related Schedule TO (or any successor schedule, form or report) under the Exchange Act, (c) otherwise comply with all U.S. federal and state securities laws so as to permit the rights and obligations under Section 12.02 to be exercised in the time and in the manner specified in Section 12.02 and (d) comply with any applicable Canadian Securities Laws which may then be applicable in the event of a fundamental change.

To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Article XII, the Company's compliance with such laws and regulations including the extension of the payment or notice periods contemplated by this Article XII, shall not in and of itself cause a breach of their obligations under this Article XII.

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Section 12.06    Repayment to the Company.  To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 12.03 exceeds the aggregate Fundamental Change Purchase Price of the Securities or portions thereof which the Company is obligated to purchase as of the Fundamental Change Purchase Date, then, promptly after the Fundamental Change Purchase Date, the Paying Agent shall return any such excess to the Company. If such money is then held by the Company or an Affiliate of the Company in trust and is not required for such purpose, it shall be discharged from such trust.

Article XIII

CONVERSION

Section 13.01    Right to Convert.  Subject to, and upon compliance with, the provisions of this Indenture, each Holder shall have the right, at such Holder's option, at any time following the Issue Date of the Securities hereunder through prior to the close of business on the second Trading Day immediately preceding the Stated Maturity (or such earlier Fundamental Change Purchase Date or Redemption Date as may be applicable) to convert the Principal Amount of any such Securities, or any portion of such Principal Amount which is in a denomination of $1,000 or an integral multiple thereof, into Common Shares at the Conversion Rate then in effect, subject to prior repurchase or redemption of the Securities.

Section 13.02    Conversion Procedure.

(a)  Each Security shall be convertible at the office of the Conversion Agent.

(b)  In order to exercise the conversion privilege with respect to any Securities in certificated form, the Holder of any such Securities to be converted, in whole or in part, shall:

(i)  complete and manually sign the conversion notice provided on the back of the Security (the "Conversion Notice") or facsimile of the Conversion Notice;

(ii)  deliver such Conversion Notice, which shall be irrevocable, to the Conversion Agent with a copy delivered to the Company;

(iii) surrender the Security to the Conversion Agent in accordance with the procedures of DTC;

(iv) furnish appropriate endorsements and transfer documents, if required;

(v)  pay any transfer or similar tax, if required pursuant to Section 13.07 or otherwise; and

(vi) if required, pay funds to the Company equal to interest, including Additional Interest Amounts and Additional Amounts, if any, payable on the next Interest Payment Date.

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The date on which the Holder satisfies all of the requirements set forth in clauses (i) through (vi) above is the "Conversion Date." Such Conversion Notice shall also state the name or names (with address or addresses) in which any certificate or certificates for Common Shares which shall be issuable on such conversion shall be issued. All such Securities surrendered for conversion shall, unless the Common Shares issuable on conversion are to be issued in the same name as the registration of such Securities, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the Holder or its duly authorized attorney.

In order to exercise the conversion privilege with respect to any interest in Securities in global form, the Holder must complete the appropriate instruction form for conversion pursuant to the Depositary's book-entry conversion program, furnish appropriate endorsements and transfer documents if required by the Company, the Trustee, the Co-Trustee or Conversion Agent, and pay the funds, if any, required to be paid under Section 13.02(b)(vi) and any transfer or similar taxes required pursuant to Section 13.07 or otherwise.

(c)  As promptly as practicable after the later of (i) the Conversion Date (but in no event later than five Business Days after the Conversion Date) or (ii) the date all the calculations necessary to make such payment and delivery have been made (but in no event later than as specified in Section 13.03), subject to compliance with any restrictions on transfer if Common Shares issuable on conversion are to be issued in a name other than that of the Holder (as if such transfer were a transfer of the Securities (or portion thereof) so converted), the Company shall issue and shall deliver to such Holder at the office of the Conversion Agent, a check or cash and a certificate or certificates for the number of full Common Shares issuable in accordance with the provisions of this Article XIII, if applicable. In case any Securities of a denomination greater than $1,000 shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of the Securities so surrendered, without charge to him, new Securities in authorized denominations in an aggregate Principal Amount equal to the unconverted portion of the surrendered Securities.

Each conversion shall be deemed to have been effected as to any such Securities (or portion thereof) immediately prior to the close of business on the date on which the requirements set forth above in this Section 13.02 have been satisfied as to such Securities (or portion thereof), and the person in whose name any certificate or certificates for Common Shares shall be issuable upon such conversion shall be deemed to have become on said date the Holder of record of the Common Shares represented thereby; provided, however, that in case of any such surrender on any date when the stock transfer books of the Company shall be closed, the person or persons in whose name the certificate or certificates for such Common Shares are to be issued shall be deemed to have become the record holder thereof for all purposes on the next day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date upon which such Securities shall be surrendered.

(d)  Upon the conversion of an interest in Global Securities, the Trustee or the Co-Trustee (or any other Conversion Agent appointed by the Company) shall make a notation on such Global Securities as to the reduction in the Principal Amount represented thereby. The Company shall notify the Trustee and the Co-Trustee in writing of any conversions of Securities effected through any Conversion Agent other than the Trustee or the Co-Trustee.

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(e)  Unless the Company shall provide otherwise, each share certificate representing Common Shares issued upon conversion of the Securities that contain the Private Placement Legend or the Canadian Private Placement Legend shall bear the applicable legends in substantially the form of Exhibit C hereto.

Section 13.03    Company to Deliver Common Shares, Cash or Combination Thereof.

(a)  Upon conversion of a Security, the Company will have the right to elect to deliver or cause to be delivered the requisite number of Common Shares or, at the Company’s election, pay cash in lieu of delivering only Common Shares or deliver a combination of cash and Common Shares, for the Securities surrendered (plus, in each case, cash in lieu of fractional shares). The Bank of New York Mellon will initially act as Conversion Agent. A Holder may convert fewer than all of such Holder's Securities so long as the Securities converted are an integral multiple of $1,000 principal amount.

The Company will give notice of its election to deliver part or all of the conversion consideration in cash to the Holder converting the Securities within two Business Days following the Company's receipt of the Holder's notice of conversion. The Company shall also notify the Trustee, the Co-Trustee and the Conversion Agent, as applicable, of such election. The amount of cash to be delivered per Security will be equal to the number of Common Shares in respect of which the cash payment is being made multiplied by the average of the Daily VWAP prices of the Common Shares for the 20 consecutive Trading-Day period commencing on the third Trading Day immediately following the related conversion date (the "VWAP Averaging Period"), except that the VWAP Averaging Period shall be (a) in the case of conversion following a Notice of Redemption by the Company specifying the Company's intention to deliver cash upon conversion for conversions following the Redemption Notice, the 20 consecutive Trading-Day period beginning on, and including, the 22nd Scheduled Trading Day prior to the Stated Maturity, or (b) in the case of any conversion during the period beginning 25 Trading Days before the Stated Maturity, the 20 consecutive Trading-Day period beginning on, and including, the 22nd Scheduled Trading Day prior to the Stated Maturity.

If the Company elects to deliver cash in lieu of some or all of the Common Shares issuable upon conversion, it will make the payment, including delivery of the Common Shares, through the Conversion Agent, to Holders surrendering Securities no later than the fifth Business Day following the last day of the VWAP Averaging Period. Otherwise, the Company will deliver the Common Shares, together with any cash payment for fractional shares, as described below, through the Conversion Agent no later than the fifth Business Day following the Conversion Date. Notwithstanding the foregoing, if any information required to calculate the consideration deliverable upon conversion will not be available as of the applicable settlement date, the Company will deliver the additional Common Shares resulting from that adjustment on the third Trading Day after the earliest Trading Day on which such calculation can be made.

The Company may not deliver cash in lieu of any Common Shares issuable upon a Conversion Date (other than in lieu of fractional shares) if there has occurred and is continuing an Event of Default under the Indenture, other than an Event of Default that is cured by the payment of the conversion consideration.

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If the Company calls Securities for redemption, a Holder may convert the Securities only until 5:00 p.m., New York City time, on the second Trading Day immediately preceding the Redemption Date unless the Company fails to pay the Redemption Price. Subject to Section 13.02, if a Holder has submitted Securities for purchase upon a Fundamental Change, such Holder may convert such Securities only if such Holder withdraws the purchase election made by such Holder prior to conversion.

The Company will not issue fractional Common Shares upon conversion of Securities. Instead, the Company will pay cash in lieu of fractional shares based on the Daily VWAP of its Common Shares on the relevant Conversion Date.

The Company's delivery to the Holder of Common Shares, cash, or a combination of cash and Common Shares, as applicable, together with any cash payment for any fractional share, into which a Security is convertible, will be deemed to satisfy the Company's obligation to pay:

(i)  the principal amount of the Security; and

(ii) accrued and unpaid interest and Additional Interest Amounts or Additional Amounts, if any, to, but not including, the Conversion Date.

Accrued and unpaid interest and Additional Interest Amounts or Additional Amounts, if any, to, but not including, the Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. The consideration payable by the Company to the Holder of a Security upon conversion (whether by the delivery to the Holder of Common Shares, cash, or a combination of cash and Common Shares) shall be applied in the following order: (A) sequentially in full payment of (i) any accrued and unpaid interest, (ii) any Additional Interest Amounts and (iii) any Additional Amounts, and (B) in satisfaction of the principal amount of the Security. Where Common Shares are being issued for the payment of any amounts provided under clause (A) above, the number of Common Shares to be issued pursuant to the Conversion Rate in satisfaction of the principal of the Securities shall be reduced by the number of such Common Shares, if any, issued under clause (A) above.

(b)  Notwithstanding anything to the contrary in this Article XIII, if Securities are converted after 5:00 p.m., New York City time, on a Regular Record Date, but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, Holders of such Securities at 5:00 p.m., New York City time, on such Regular Record Date will receive the interest and Additional Interest Amounts or Additional Amounts, if any, payable on such Securities on the corresponding Interest Payment Date notwithstanding the conversion. Any Securities surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date but prior to 9:00 a.m., New York City time, on the immediately following Interest Payment Date must be accompanied by payment of an amount equal to the interest (including Additional Interest Amounts or Additional Amounts, if any) payable on the Securities so converted on such corresponding Interest Payment Date; provided that no such payment need be made:

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(i)  if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date;

(ii)  if the Company has specified a Fundamental Change Purchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date;

(iii)  to the extent of any overdue interest, if any overdue interest exists at the time of Conversion with respect to such Security; or

(iv)  if the Securities are surrendered for conversion after 5:00 p.m., New York City time, on the regular Record Date immediately preceding the Stated Maturity.

If a Holder converts Securities, the Company will pay any documentary, stamp or similar issue or transfer tax due on the issue of any of its Common Shares upon the conversion, unless the tax is due because the Holder requests any shares to be issued in a name other than the Holder's name, in which case the Holder will pay such tax.

(c)  [Reserved.]

(d)  The Company will not issue fractional Common Shares upon conversion of Securities. If multiple Securities shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be issuable upon conversion shall be computed on the basis of the aggregate Principal Amount of the Securities (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional Common Share would be issuable upon the conversion of any Securities, the Company shall make payment therefor in cash equal to the fraction of a Common Share otherwise issuable multiplied by the Current Market Price to the Holder of such Securities.

Section 13.04  Conversion Rate Adjustments.  The Conversion Rate shall be adjusted from time to time by the Company as follows, except that the Company shall not make any adjustment to the Conversion Rate if Holders may participate, as a result of holding the Securities (and at the same time the holders of Common Shares participate), in the transaction described below as if such Holders of Securities held a number of Common Shares equal to the then-applicable Conversion Rate, multiplied by the principal amount (expressed in thousands) of Securities held by such Holder, without having to convert their Securities.

(a)  If the Company, at any time or from time to time while any of the Securities are outstanding, pays a dividend or makes a distribution in Common Shares to all holders of its outstanding Common Shares, or if the Company subdivides or combines its Common Shares, then the Conversion Rate will be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date of such dividend or distribution, or immediately prior to the open of business on the Business Day immediately following distribution or the effective date of such subdivision or combination, as applicable

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CR'	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date or the Business Day immediately following such effective date, as applicable

OS0	=	the number of Common Shares outstanding immediately prior to such Ex-Dividend Date or effective date, as applicable

OS'	=	the number of Common Shares outstanding immediately after giving effect to such dividend, distribution, subdivision or combination, as applicable

Such adjustment shall become effective immediately after 9:00 a.m., New York City time, on the Business Day following the Record Date for such dividend or distribution, or the date fixed for determination for such Common Share subdivision or combination. If any dividend or distribution of the type described in this Section 13.04(a) is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect if such dividend or distribution had not been declared.

(b)  If the Company, at any time or from time to time while any of the Securities are outstanding, distributes to holders of all or substantially all of its outstanding Common Shares certain rights, warrants or options to subscribe for or to purchase Common Shares at a price per Common Share less than the average of the last reported Closing Sale Prices of the Common Shares for the 10 consecutive Trading-Day period ending on, and including, the Trading Day immediately preceding the declaration date for such distribution, which rights, warrants or options are exercisable for not more than 60 calendar days from the Record Date for such distribution, the Conversion Rate shall be adjusted based on the following formula (provided that the Conversion Rate shall be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration):

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date of such distribution

CR'	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date

OS0	=	the number of Common Shares outstanding immediately prior to the open of business on the Ex-Dividend Date

X	=	the total number of Common Shares issuable pursuant to such rights, warrants, or options

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Y	=	the number of Common Shares equal to the quotient of (a) the aggregate price payable to exercise all such rights or warrants and (b) the average of the Closing Sale Price of the Common Shares for the 10 consecutive Trading Days ending on the Trading Day immediately preceding the Ex-Dividend Date for such distribution

Such adjustment shall become effective immediately after 9:00 a.m., New York City time, on the Business Day following the date of announcement of the issuance of such rights, warrants or options.

To the extent that Common Shares are not delivered pursuant to such rights, warrants or options upon the expiration or termination of such rights, warrants or options the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights, warrants or options been made on the basis of the delivery of only the number of Common Shares actually delivered. In the event that such rights, warrants or options are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if the date fixed for the determination of shareholders entitled to receive such rights, warrants or options had not been fixed. In determining whether any rights, warrants or options entitle the holders to subscribe for or purchase Common Shares at less than such Closing Sale Price, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received for such rights, warrants or options and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors of the Company.

For the purposes of this Section 13.04(c), rights, warrants or options distributed by the Company to all holders of the Common Shares entitling them to subscribe for or purchase shares of the Company's Capital Stock (either initially or under certain circumstances), which rights, warrants or options, until the occurrence of a specified event or events ("Trigger Event"): (i) are deemed to be transferred with such Common Shares; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 13.04(c) (and no adjustment to the Conversion Price under this Section 13.04(c) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, warrants or options shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 13.04(c). If any such right, warrant or option, including any such existing rights, warrants or options distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights, warrants or options become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights, warrants or options with such rights (and a termination or expiration of the existing rights, warrants or options without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights, warrants or options, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 13.04(c) was made, (A) in the case of any such rights, warrants or options which shall all have been redeemed or purchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder of Common Shares with respect to such rights, warrants or options (assuming such holder had retained such rights or warrants), made to all applicable holders of Common Shares as of the date of such redemption or repurchase, and (B) in the case of such rights, warrants or options which shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, warrants or options had not been issued.

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(c)  If the Company, at any time or from time to time while the Securities are outstanding, distributes to holders of all or substantially all of its outstanding Common Shares, Common Shares, evidences of indebtedness or assets or property, including securities, but excluding:

(i)  dividends or distributions referred to in Section 13.04(a);

(ii)  rights, warrants or options referred to in Section 13.04(b); and

(iii)  dividends or distributions paid exclusively in cash; then the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex-Dividend Date for such distribution

CR'	=	the Conversion Rate in effect immediately after the open of business on such Ex-Dividend Date

SP0	=	the Current Market Price of the Common Shares on the Trading Day immediately preceding such Ex-Dividend Date

FMV	=	the fair market value (as determined by the Board of Directors of the Company) of the Common Shares, evidences of indebtedness, assets or property distributed with respect to each outstanding Common Share as of the open of business on the Ex-Dividend Date for such distribution

Such adjustment shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the Record Date for such distribution. If the Board of Directors of the Company determines the fair market value of any distribution for purposes of this Section 13.04(c) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

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To the extent that the Company has a rights plan in effect upon conversion of the Securities into Common Shares, a Holder shall receive the rights under the rights plan attached to the Common Shares unless such rights are in respect of Ineligible Consideration or such rights have separated from the Common Shares at the time of conversion, in which case the Conversion Rate will be adjusted as if the Company distributed to all holders of Common Shares, Common Shares, evidences of indebtedness or assets or property as described in this Section 13.04(c), subject to readjustment in the event of the expiration, termination or redemption of such rights. For greater certainty, any rights under the rights plan received by a Holder on conversion of the Securities will be received by the Holder by reason of the Holder becoming an owner of Common Shares and not as consideration for the conversion of the Securities.

If the then fair market value of the portion of the Common Shares, evidences of indebtedness or assets or property so distributed applicable to one Common Share is equal to or greater than the Current Market Price on the Trading Day immediately preceding the Ex-Dividend Date for such distribution, in lieu of the foregoing adjustment, adequate provisions shall be made so that each Holder of a Security shall have the right to receive on conversion in respect of each Security held by such Holder, in addition to the number of Common Shares which such Holder is entitled to receive, the amount and kind of securities and assets such Holder would have received had such Holder already owned a number of Common Shares equal to the then-applicable Conversion Rate immediately prior to the Record Date for the distribution of the securities or assets; provided that no Holder shall be entitled to receive “Ineligible Consideration,” as defined below in Section 13.06, but the Company shall have the right (at its sole option) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007 with a market value (as conclusively determined by the Company’s Board of Directors) equal to the market value of such ineligible consideration).

With respect to an adjustment pursuant to this Section 13.04(c) where there has been a payment of a dividend or other distribution on the Common Shares or shares of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit (a "Spin-Off"), the Conversion Rate in effect immediately before 5:00 p.m., New York City time, on the effective date of the Spin-Off shall be increased based on the following formula in lieu of the formula above:

where,

CR0	=	the Conversion Rate in effect immediately prior to 5:00 p.m., New York City time, on the effective date of the Spin-Off

CR'	=	the Conversion Rate in effect immediately after the effective date of the Spin-Off

FMV0	=	the average of the Closing Sale Prices of the Common Shares or similar equity interest distributed to holders of Common Shares applicable to one Common Share over the 10 consecutive Trading-Day period commencing on, and including, the Ex-Dividend Date of the Spin-Off

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MP0	=	the average of the Closing Sale Prices of the Common Shares over the 10 consecutive Trading-Day period commencing on, and including, the Ex-Dividend Date of the Spin-Off

The adjustment to the Conversion Rate under the preceding paragraph will occur on the 10th Trading Day from, and including, the Ex-Dividend Date of the Spin-Off and shall be applied on a retroactive basis from, and including, the Ex-Dividend Date of the Spin-Off; provided that in respect of any conversion occurring prior to the effective date of the Spin-Off with respect to which the settlement date would occur during the 10 Trading Days from, and including, the Ex-Dividend Date of any Spin-Off, references with respect to the Spin-Off to the 10 consecutive Trading-Day period shall be deemed replaced with such lesser number of Trading Days as have elapsed between the Ex-Dividend Date of such Spin-Off and the settlement date in determining the applicable Conversion Rate; provided, further, that in respect of any conversion occurring prior the Ex-Dividend Date of the Spin-Off with respect to which the settlement date would occur during the three Trading Days from, and including, the Ex-Dividend Date of such Spin-Off, references to the 10 consecutive Trading-Day period shall be deemed replaced with a three consecutive Trading-Day period with such adjustment to the Conversion Rate being applied on a retroactive basis from, and including, the Ex-Dividend Date of the Spin-Off.

(d)  If any cash dividend or other distribution is paid to all or substantially all holders of Common Shares, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Ex- Dividend Date for such dividend or distribution

CR'	=	the Conversion Rate in effect immediately after the open of business on such Ex- Dividend Date

SP0	=	the Current Market Price of the Common Shares on the Trading Day immediately preceding such Ex-Dividend Date

C	=	the amount in cash per share the Company distributes to holders of Common Shares

If any dividend or distribution described in this clause (d) is declared but not so paid or made, the new Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such dividend or other distribution had not been declared.

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(e)  If the Company or any of its Subsidiaries makes a payment in respect of a tender or exchange offer (as such terms are defined under applicable U.S. securities laws) for the Common Shares, to the extent that the cash and value of any other consideration included in the payment per Common Share exceeds the average of the last reported Closing Sale Prices of the Common Shares over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the open of business on the Trading Day next succeeding the date on which such tender or exchange offer expires

CR'	=	the Conversion Rate in effect immediately after open of business on the Trading Day next succeeding the date on which such tender or exchange offer expires

AC	=	the fair market value (as determined by the Board of Directors) of the aggregate consideration paid or payable for shares accepted for purchase or exchange in such tender or exchange offer

OS0	=	the number of Common Shares outstanding on the Trading Day immediately preceding the date on which such tender or exchange offer expires (prior to giving effect to such tender or exchange offer)

OS'	=	the number of Common Shares outstanding less any Common Shares accepted for purchase or exchange in the tender or exchange offer at the time such tender or exchange offer expires

SP'	=	the average of the last reported Closing Sale Prices of the Common Shares over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date on which such tender or exchange offer expires

The adjustment to the Conversion Rate under this Section 13.04(e) shall occur on the 10th Trading Day from, and including, the Trading Day next succeeding the date such tender or exchange offer expires and shall be applied on a retroactive basis from, and including, the Trading Day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion occurring prior to the date such tender or exchange offer expires with respect to which the settlement date would occur during the 10 Trading Days from, and including, the Trading Day next succeeding the date such tender or exchange offer expires, references with respect to the tender or exchange offer to the 10 consecutive Trading-Day period shall be deemed replaced with such lesser number of Trading Days as have elapsed between the Trading Day next succeeding the date such tender or exchange offer expires and the settlement date in determining the applicable Conversion Rate.

If the Company is obligated to repurchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange had not been made.

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(f)  For purposes of this Section 13.04, the following terms shall have the meaning indicated:

(i)  "Current Market Price" on any date means the average of the Closing Sale Prices per Common Share for the 10 consecutive Trading Days ending on the date of determination.

(ii)  "fair market value" shall mean the amount which a willing buyer would pay a willing seller in an arm's length transaction.

(iii)  "Record Date" shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares have the right to receive any cash, securities or other property or in which the Common Shares (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(g)  Notwithstanding the foregoing provisions of this Section 13.04, the applicable Conversion Rate need not be adjusted:

(i)  upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the securities of the Company and the investment of additional optional amounts in Common Shares under any plan;

(ii)  upon the issuance of any Common Shares or options or rights to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(iii)  upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (ii) above and outstanding as of the Issue Date;

(iv)  for a change in the par value of the Common Shares; or

(v)  for accrued and unpaid interest (including Additional Interest Amounts and Additional Amounts, if any).

(h)  Subject to subsection (i) below, the Company may make such increases in the Conversion Rate, in addition to any adjustments required by Section 13.04(a), Section 13.04(b), Section 13.04(c), Section 13.04(d) or Section 13.04(e) as the Company's Board of Directors considers to be advisable to avoid or diminish any income tax to holders of Common Shares or rights to purchase Common Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

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(i)  The Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 Business Days and the Company's Board of Directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. Whenever the Conversion Rate is increased pursuant to the preceding sentence, the Company shall mail to Holders, the Trustee, the Co-Trustee and the Conversion Agent a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect. Any such increase in the Conversion Rate by the Company's Board of Directors shall not, without the approval of the Company's shareholders, if required by the rules of the New York Stock Exchange or the Toronto Stock Exchange, result in the sale or issuance of 20% (25% in the case of the Toronto Stock Exchange) or more of the Common Shares, or 20% (25% in the case of the Toronto Stock Exchange) or more of the voting power, outstanding as of February 3, 2011.

(j)  No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in such rate; provided, however, that any adjustments which by reason of this Section 13.04(j) are not required to be made shall be carried forward and make such carried forward adjustment immediately after the aggregate adjustment is equal or greater than 1%. All calculations under this Article XIII shall be made by the Company and shall be made to the nearest cent or to the nearest 1/10,000th of a share, as the case may be. No adjustment need be made for rights to purchase Common Shares pursuant to a Company plan for reinvestment of dividends or interest. To the extent the Securities become convertible into cash, assets, property or securities (other than Common Shares) of the Company, no adjustment need be made thereafter as to the cash, assets, property or such securities. Interest will not accrue on the cash.

(k)  Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee, the Co-Trustee and any Conversion Agent an Officers' Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Unless and until a Responsible Officer of each of the Trustee, the Co-Trustee and any Conversion Agent shall have received such Officers' Certificate, neither the Trustee, the Co-Trustee nor any Conversion Agent shall be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which each had knowledge is still in effect. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to each Holder (with a copy to the Trustee, the Co-Trustee and the Conversion Agent) at such Holder's last address appearing on the Security Register, within 20 days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(l)  In any case in which this Section 13.04 provides that an adjustment shall become effective immediately after a Record Date for an event, the Company may defer until the occurrence of such event (i) issuing to the Holder of any Securities converted after such Record Date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Common Shares issuable upon such conversion before giving effect to such adjustment and (ii) paying to such Holder any amount in cash in lieu of any fraction pursuant to Section 13.03.

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(m)  For purposes of this Section 13.04, the number of Common Shares at any time outstanding shall not include Common Shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Common Shares held in the treasury of the Company, but shall include Common Shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares.

(n)  No adjustment to the Conversion Rate shall be made pursuant to this Section 13.04 if the Holders of the Securities may participate in the transaction that would otherwise give rise to an adjustment pursuant to this Section 13.04; subject to the prior written consent of the Toronto Stock Exchange.

(o)  Whenever any provision of this Indenture requires a calculation of an average of Closing Sale Prices or Daily VWAP over a span of multiple days, or if any distribution or transaction described in clauses (a) to (e) has occurred after the Company has elected the means by which the Company will satisfy a conversion obligation but where such transaction has not yet resulted in an adjustment to the applicable Conversion Rate on the Conversion Date and any Common Shares a converting Holder will receive on settlement are not entitled to participate in the relevant distribution or transaction (because they were not held on a related Record Date or otherwise), then the Company shall make appropriate adjustments to reflect the relevant distribution or transaction (determined in good faith by the Board of Directors) to account for any and all adjustments to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs at any time during the period from which the average is to be calculated, based on the adjustment provision set forth in clauses (a) to (e) above.

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Section 13.05  Adjustments Upon Certain Fundamental Changes.

(a)  If a Holder elects to convert Securities in connection with either (i) a Fundamental Change (as determined after giving effect to any exceptions or exclusions to such definition, including, without limitation, the last paragraph in Section 12.01(a)), or (ii) following a Termination of Trading, then the Conversion Rate for such Securities shall be increased by an additional number of Common Shares (the "Additional Shares") as described below. Any conversion will be deemed to have occurred in connection with such Fundamental Change or Termination of Trading, as the case may be only if: (A) in the case of a Fundamental Change described in clause (ii) of the definition of Fundamental Change, such Securities are surrendered for conversion from and after the date that is 30 calendar days prior to the anticipated Effective Date of such Fundamental Change through and including the second Trading Day immediately preceding the related Fundamental Change Purchase Date, or (B) in the case of a Fundamental Change described in clauses (i), (iii) and (iv) of the definition of Fundamental Change, such Securities are surrendered for conversion from and after the Effective Date of such Fundamental Change through and including the second Trading Day immediately preceding the related Fundamental Change Purchase Date, or (C) in the case of a Termination of Trading, such Securities are surrendered for conversion from and after the date of the Termination of Trading through and including the 30th day following such date unless the Company has relisted the Common Shares on a U.S. national securities exchange or the Toronto Stock Exchange prior to the date that the Securities are surrendered for conversion. The Company shall notify Holders at least 30 calendar days prior to the anticipated Effective Date of any Fundamental Change described in clause (ii) of the definition of Fundamental Change or as soon as reasonably practicable after the Company has been notified that the Common Shares have been delisted by the relevant stock exchange, and it will update its notice promptly if the anticipated effective date subsequently changes.

(b)  The number of Additional Shares will be determined by reference to the table attached as Schedule A hereto, based on the date on which the Fundamental Change occurs or becomes effective (the "Effective Date") and the price (the "Share Price") paid per Common Share in the Fundamental Change. If the Fundamental Change is a transaction described in clause (ii) of the definition of Fundamental Change, and holders of Common Shares receive only cash in that Fundamental Change, the Share Price shall be the cash amount paid per Common Share. Otherwise, the Share Price shall be the average of the Closing Sale Prices of Common Shares over the five Trading-Day period ending on the Trading Day preceding the Effective Date of the Fundamental Change or the delisting event related to the Termination of Trading, as the case may be.

(c)  The Share Prices set forth in the first row of the table in Schedule A hereto shall be adjusted as of any date on which the Conversion Rate of the Securities is otherwise adjusted. The adjusted Share Prices shall equal the Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Share Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares will be adjusted in the same manner as the Conversion Rate as set forth in Section 13.04.

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(d)  The table in Schedule A hereto sets forth the hypothetical Share Price and the number of Additional Shares to be received per $1,000 Principal Amount of Securities. The exact Share Prices and Effective Dates may not be set forth in the table in Schedule A, in which case:

(i)  If the Share Price is between two Share Prices in the table or the Effective Date is between two Effective Dates in the table, the number of Additional Shares will be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Share Prices and the two dates, as applicable, based on a 365¬day year.

(ii)  If the Share Price is greater than $22.50 per Common Share (subject to adjustment), no Additional Shares will be issued upon conversion.

(iii)  If the Share Price is less than $5.49 per Common Share (subject to adjustment), no Additional Shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of Common Shares issuable upon conversion exceed 182.1493 Common Shares per $1,000 Principal Amount of Securities, subject to adjustments in the same manner as the Conversion Rate as set forth in Section 13.04.

(e)  If the Company is a party to any reclassification of the Common Shares (other than changes resulting from a subdivision or combination) or a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale or conveyance of all or substantially all of the Company's consolidated assets to another person or entity or other similar combination involving the Company, in each case pursuant to which the Common Shares are convertible into Reference Property, then, pursuant to Section 13.06, at the effective time of such transaction, the Securities will be convertible only into the Reference Property, if applicable (provided such Reference Property is not Ineligible Consideration). If the Company is required to increase the Conversion Rate for Securities converted in connection with such Fundamental Change by Additional Shares as a result of such Fundamental Change, Securities so surrendered for conversion shall be settled as follows:

(i)  if the date on which the Securities are surrendered for conversion is prior to the third Trading Day immediately preceding the Effective Date of the Fundamental Change, the Company shall (A) deliver the amount of Common Shares, based on the Conversion Rate then in effect without regard to the number of Additional Shares to be added to the Conversion Rate as described above in this Section 13.05, on the third Trading Day immediately following the applicable Conversion Date; and (B) as soon as practicable following the Effective Date of the Fundamental Change, deliver an amount of Reference Property equal to the amount of Reference Property that would have been issuable in respect of the Additional Shares pursuant to such Fundamental Change; provided, such Reference Property is not Ineligible Consideration; and

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(ii)  if the date on which the Securities are surrendered for conversion is on or after the third Trading Day immediately preceding the Effective Date of the Fundamental Change, the Company shall deliver an amount of Reference Property equal to the amount of Reference Property that would have been issuable upon conversion of the Securities immediately after giving effect to the Fundamental Change based on the Conversion Rate as increased by the Additional Shares; provided, such Reference Property is not Ineligible Consideration.

Section 13.06  Effect of Reclassification, Consolidation, Merger or Sale.  If the Company is a party to any reclassification of the Common Shares (other than changes resulting from a subdivision or combination) or a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale or conveyance of all or substantially all of the Company's consolidated assets to another person or entity or other similar combination involving the Company, in each case pursuant to which the Common Shares are converted into cash, securities or other property, then at the effective time of such transaction the Company or the successor or purchasing person, as the case may be, shall execute with the Trustee and the Co-Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture) providing that the Securities shall be convertible into the securities or other property (other than Ineligible Consideration (as defined below)) receivable upon such transaction by a Holder had such Holder converted its Securities immediately prior to such transaction solely for Common Shares (the "Reference Property"). If such transaction causes the Common Shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the Reference Property into which the Securities will be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such an election. Notwithstanding the foregoing, if Holders would otherwise be entitled to receive, upon conversion of the Securities, any property (including cash) or securities that would not constitute "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied to the 2007 taxation year (referred to herein as "Ineligible Consideration"), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied to the 2007 taxation year with a market value (as conclusively determined by the Company's Board of Directors) equal to the market value of such Ineligible Consideration. Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article XIII. If, in the case of any such reclassification, consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale or conveyance or other similar combination, the cash, securities or other property receivable thereupon by a holder of Common Shares includes cash, securities or other property of a corporation other than the successor or purchasing corporation, as the case may be, in such transaction, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders as the Board of Directors of the Company shall reasonably consider necessary by reason of the foregoing.

The Company shall give notice to the Holders, the Trustee, the Co-Trustee and the Conversion Agent at least 30 days prior to the effective date of any transaction set forth in this Section 13.06 in writing and by release to a business newswire stating the consideration into which the Securities will be convertible after the effective date of such transaction. After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Security except in accordance with any other provision of this Indenture.

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The above provisions of this Section 13.06 shall similarly apply to successive reclassifications, consolidations, amalgamations, mergers, binding share exchanges, statutory arrangements, sales or conveyances or other similar combinations. If this Section 13.06 applies to any event or occurrence, Section 13.04 shall not apply.

Section 13.07  Taxes on Shares Issued.  Any issue of share certificates on conversions of Securities shall be made without charge to the converting Holder for any documentary, transfer, stamp or any similar tax in respect of the issue thereof, and the Company shall pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of Common Shares on conversion of Securities pursuant hereto. The Company shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issue and delivery of Common Shares in any name other than that of the Holder of any Securities converted, and the Company shall not be required to issue or deliver any such share certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Section 13.08  Reservation of Shares; Shares to be Fully Paid; Compliance with Governmental Requirements; Listing of Common Shares.  The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient Common Shares to provide for the conversion of the Securities from time to time as such Securities are presented for conversion (assuming that, at the time of the computation of such number of shares or Securities, all such Securities would be held by a single Holder).

Before taking any action that would cause an adjustment increasing the Conversion Rate to an amount that would cause the Conversion Price to be reduced below the then par value, if any, of the Common Shares issuable upon conversion of the Securities, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue Common Shares at such adjusted Conversion Price.

The Company covenants that all Common Shares that may be issued upon conversion of Securities shall be newly issued shares or treasury shares, shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from preemptive rights and free from any lien or adverse claim.

The Company shall use its reasonable efforts to list or cause to have quoted any Common Shares to be issued upon conversion of Securities on each national Securities exchange or over-the-counter or other domestic market on which the Common Shares are then listed or quoted.

82

Section 13.09  Responsibility of Conversion Agent, Trustee and Co-Trustee.  The Trustee, the Co-Trustee and The Bank of New York Mellon, as Conversion Agent, or any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder, to monitor the performance of the Company or its share price, to solicit bids to determine the Conversion Rate, any adjustment to the Conversion Rate, or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee, the Co-Trustee and The Bank of New York Mellon, as Conversion Agent, or any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities, cash or property, which may at any time be issued or delivered upon the conversion of any Securities; and the Trustee, the Co-Trustee and The Bank of New York Mellon, as Conversion Agent, or any other Conversion Agent make no representations and shall be held harmless with respect thereto. Neither the Trustee, the Co-Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or share certificates or other securities or property or cash upon the surrender of any Securities for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article XIII. Without limiting the generality of the foregoing, neither the Trustee, the Co-Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 13.06 relating either to the kind or amount of cash, securities or property receivable by Holders upon the conversion of their Securities after any event referred to in such Section 13.06 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 6.01, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers' Certificate (which the Company shall be obligated to file with the Trustee and the Co-Trustee prior to the execution of any such supplemental indenture) with respect thereto. Nothing herein shall require the Trustee, Co-Trustee or any Conversion Agent to monitor whether conditions exist under which a conversion can be done or a Fundamental Change is occurring.

Section 13.10  Notice to Holders Prior to Certain Actions.  In case,

(a)  the Company shall declare a dividend (or any other distribution) on its Common Shares that would require an adjustment in the Conversion Rate pursuant to Section 13.04; or

(b)  the Company shall authorize the granting to the holders of all or substantially all of its Common Shares of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

(c)  of any reclassification or reorganization of the Common Shares of the Company (other than a subdivision or combination of its outstanding Common Shares, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company or any of its Significant Subsidiaries; or

(d)  of the voluntary or involuntary dissolution, liquidation or winding up of the Company or any of its Significant Subsidiaries;

83

then, in each case, the Company shall cause to be filed with the Trustee, the Co-Trustee and the Conversion Agent and to be mailed to each Holder of Securities at such Holder's address appearing on the Security Register, as promptly as practicable but in any event at least 15 days prior to the applicable date hereinafter specified, a notice stating (i) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution or rights are to be determined, or (ii) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

Section 13.11  Company Determination Final.  Any determination that the Company or its Board of Directors must make pursuant to this Article XIII shall be conclusive if made in good faith and in accordance with the provisions of this Article XIII, absent manifest error, and set forth in a Board Resolution.

84

jAGUAR MINING INC.

by:	/s/
Title: Secretary

the bank of new york mellon, as Trustee

by	/s/
Title: Vice President

bny trust company of canada, as Co-Trustee

by	/s/
Title: Authorized Signatory

the bank of new york mellon, as Conversion Agent

by	/s/
Title: Vice President

SCHEDULE A

The following table sets forth the hypothetical Share Price and the number of Additional Shares to be received per $1,000 Principal Amount of Securities pursuant to Section 13.05 of this Indenture:

Share Price
Effective date	$5.49	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$17.50	$20.00	$22.50
2/9/2011	49.6770	41.4006	29.7764	22.0350	16.6540	12.7790	6.8295	3.6562	1.8583	0.8353	0.2501

3/31/2012	49.6770	41.1206	28.7270	21.0647	15.6219	11.7931	6.1067	3.1841	1.5813	0.6753	0.1668

3/31/2013	49.6770	40.8312	27.6728	19.3645	13.9250	10.2380	5.0436	2.5253	1.2105	0.4756	0.0727

3/31/2014	49.6770	39.3219	25.0755	16.4875	11.1975	7.8409	3.5559	1.7082	0.7788	0.2565	0.0018

3/31/2015	49.6770	35.9765	20.1052	11.3615	6.6817	4.1797	1.6887	0.8298	0.3592	0.0689	0.0000

3/31/2016	49.6770	34.1944	10.3848	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Sch A-1

EXHIBIT A

[FORM OF GLOBAL NOTE]

[Insert Global Security Legend, if required pursuant to the Indenture]

[Insert Private Placement Legend, if required pursuant to the Indenture]

[Insert Canadian Private Placement Legend, if required pursuant to the Indenture]

JAGUAR MINING INC.

5.5% Senior Convertible Notes due 2016

No. [●]	CUSIP NO.: 47009M AH6
	ISIN: CA47009MAH66	US$103,500,000

Jaguar Mining Inc., a corporation duly organized and validly existing under the laws of Canada (herein called the "Company", which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co., or registered assigns, the principal sum of one hundred and three million and five hundred thousand United States Dollars ($103,500,000) [INCLUDE IF SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on March 31, 2016.

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the ability and the obligation of the Company to make an offer to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as are more fully specified in the Indenture. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

A-1

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

jAGUAR MINING INC.

by:
Authorized Signatory

Attest:

by:
Authorized Signatory

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

Dated: ___________________________	THE BANK OF NEW YORK MELLON,
as Trustee

By:
Authorized Signatory

A-2

[Reverse of Security]

JAGUAR MINING INC.

5.5% Senior Convertible Notes due 2016

This Security is one of a duly authorized issue of Securities of the Company, designated as its 5.5% Senior Convertible Notes due 2016 (herein called the "Securities"), all issued or to be issued under and pursuant to an Indenture dated as of February 9, 2011 (herein called the "Indenture"), between the Company and The Bank of New York Mellon (herein called the "Trustee") and BNY Trust Company of Canada (herein called the "Co-Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Company, the Trustee, the Co-Trustee and the Holders of the Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the Securities is senior unsecured indebtedness of the Company and ranks equally with the Company's other senior unsecured indebtedness and prior to all of the Company’s subordinated debt.

(a)  Interest. The Company will pay interest on the principal amount of this Security at the rate of 5.5% per annum. The Company will pay interest semiannually in arrears on March 31 and September 30 of each year, commencing on September 30, 2011.

Interest will be paid to the person in whose name a Security is registered at the close of business on or, as the case may be, immediately preceding the relevant Interest Payment Date. Interest (including any Additional Interest Amounts) on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. Each rate of interest which is calculated with reference to a period that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to the yearly rate of interest payable on the Securities multiplied by the actual number of days in the year and divided by 360. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the period.

A-3

The Holder of this Security at 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest (including Additional Interest Amounts and Additional Amounts, if any), on this Security on the corresponding Interest Payment Date. The Holder of this Security at 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest (including Additional Interest Amounts and Additional Amounts, if any) payable on the corresponding Interest Payment Date notwithstanding the conversion of this Security at any time after 5:00 p.m., New York City time, on such Regular Record Date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date. If this Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date but prior to 9:00 a.m., New York City time, on the immediately following Interest Payment Date, it must be accompanied by payment of an amount equal to the interest (including Additional Interest Amounts and Additional Amounts, if any) that the Holder is to receive on the Securities on the corresponding Interest Payment Date, subject to the exceptions set forth in Section 13.03(b) of the Indenture. Except where this Security is surrendered for conversion and must be accompanied by payment as described above, no interest (including Additional Interest Amounts or Additional Amounts, if any) thereon will be payable by the Company on any Interest Payment Date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XIII of the Indenture, together with any cash payment for any fractional shares, upon conversion will be deemed to satisfy the Company's obligation to pay the principal amount of the Securities and accrued and unpaid interest (including Additional Interest Amounts or Additional Amounts, if any) to, but not including, the related Conversion Date.

(b)  Method of Payment. By no later than 12:00 p.m., New York City time, one Business Day prior to the date on which any principal of or interest (including Additional Interest Amounts or Additional Amounts, if any) on any Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount. The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payments in respect of Securities represented by a Global Security (including principal and interest (including Additional Interest Amounts and Additional Amounts, if any)) will be made by wire transfer of immediately available funds to the accounts specified by the Depositary. The Company will pay principal of Physical Securities at the office or agency designated by the Company in The Borough of Manhattan, The City of New York. Interest (including Additional Interest Amounts and Additional Amounts, if any) on Physical Securities will be payable (i) to Holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Security Registrar not later than two days prior to the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies the Security Registrar, in writing, to the contrary.

(c)  Additional Amounts. The Company shall pay to the Holders such Additional Amounts as may become payable under Section 10.10 of the Indenture.

(d)  Redemption For Tax Reasons; Notice of Election by Holder. Subject to the terms of the Indenture, the Company may, at its option, redeem the Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Securities, plus accrued and unpaid interest (including Additional Interest Amounts or Additional Amounts, if any) to, but excluding, the Redemption Date (the "Redemption Price"), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after February 3, 2011 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after February 3, 2011 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided, the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee and the Co-Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to such change and obligation to pay Additional Amounts (such a redemption, referred to herein as a "Tax Redemption").

A-4

Upon receiving a Notice of Redemption with respect to a Tax Redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to Article XI of the Indenture can elect to (i) convert its Securities pursuant to Article XIII of the Indenture or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Securities after such Redemption Date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required by law to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action. If a Holder does not elect to convert its Securities pursuant to Article XIII of the Indenture but wishes to elect to not have its Securities redeemed, such Holder must deliver to the Paying Agent designated by the Company for such purpose in the Notice of Redemption, a written Notice of Election (the "Notice of Election") in the form provided on the back of this Security (or a facsimile thereof), or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on the fifth Business Day prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the Notice of Redemption, a written notice of withdrawal prior to the close of business on the second Business Day prior to the Redemption Date.

(e)  Others Matters Relating to Redemption. Written notice of any Tax Redemption will be provided at least 30 calendar days but not more than 60 calendar days prior to the Redemption Date to each Holder of Securities to be redeemed; provided that, (i) in no event will the Company be obligated to give notice of redemption earlier than 60 calendar days prior to the earliest date on or from which it would be obligated to pay any Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

If cash sufficient to pay the Redemption Price of all Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent on or before the Redemption Date and certain other conditions are satisfied, on and after such Redemption Date, such Securities (or portions thereof) will cease to be outstanding and interest (including Additional Interest Amounts or Additional Amounts, if any) on such Securities will cease to accrue (whether or not book-entry transfer of such Securities is made or whether or not such Securities are delivered to the Paying Agent).

If a Redemption Date is after a Regular Record Date for the payment of interest but on or prior to the corresponding Interest Payment Date, then the interest payable on such Interest Payment Date will be paid to the Holder of record of such Securities on the relevant Regular Record Date, and the amount paid to the Holder who presents the Securities for redemption shall be 100% of the Principal Amount of such Securities.

A-5

(f)  Offer to Purchase By the Company upon a Fundamental Change. Subject to the terms and conditions of the Indenture, in the event of a Fundamental Change with respect to the Company at any time prior to March 31, 2016, the Company will be required to make an offer to purchase for cash (the "Fundamental Change Purchase Offer") all outstanding Securities at a purchase price equal to the Principal Amount plus accrued but unpaid interest, including Additional Interest Amounts or Additional Amounts, if any (the "Fundamental Change Purchase Price"), up to, but excluding, the Fundamental Change Purchase Date. The "Fundamental Change Purchase Date" will be a date specified by the Company that is no later than the 30th Business Day following the date of the Fundamental Change Notice (as defined below).

Within 30 calendar days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee, the Co-Trustee and all Holders of the Securities at their addresses shown in the Security Register, and to beneficial owners of the Securities as may be required by applicable law, a notice (the "Fundamental Change Notice") of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.

To accept the Fundamental Change Purchase Offer, a Holder of Securities must deliver to the Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice, on or before the Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Security (the "Fundamental Change Purchase Notice"), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Purchase Offer, together with the necessary endorsements for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

If the Fundamental Change Purchase Date is after a Regular Record Date but on or prior to the corresponding Interest Payment Date, then the interest payable on such date will be paid to the Holder of record of the Security on the relevant Regular Record Date and the Fundamental Change Purchase Price payable to the Holder who presents the Security for repurchase shall be 100% of the Principal Amount of such Security.

(g)  Conversion. Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this Security set forth in Section 13.01 thereof), the Holder hereof has the right, at its option, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple thereof, into, subject to Section 13.02 of the Indenture, Common Shares at the initial conversion rate of 132.4723 Common Shares per $1,000 Principal Amount of Securities (the "Conversion Rate") (equivalent to a Conversion Price of approximately $7.55), subject to adjustment. Upon conversion of a Security, the Company will have the right to elect to deliver cash or a combination of cash and Common Shares for the Securities surrendered instead of delivering only Common Shares (plus cash in lieu of fractional Common Shares), as set forth in the Indenture. No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a Common Share which would otherwise be issuable upon the surrender of any Securities for conversion. The Trustee will initially act as Conversion Agent. A Holder may convert fewer than all of such Holder's Securities so long as the Securities converted are an integral multiple of $1,000 Principal Amount.

A-6

(h)  Amendment and Waiver. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities under the Indenture at any time by the Company, the Trustee and the Co-Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

(i)  Defaults and Remedies. If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest (including Additional Interest Amounts or Additional Amounts, if any) may be declared due and payable in the manner and with the effect provided in the Indenture.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless (i) such Holder shall have previously given the Trustee and the Co-Trustee written notice of a continuing Event of Default with respect to the Securities, (ii) the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee and Co-Trustee to institute proceedings in respect of such Event of Default and offered the Trustee and Co-Trustee reasonable indemnity satisfactory to them, (iii) the Trustee and Co-Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent (in their opinion) with such request, and (iv) the Trustee and the Co-Trustee shall have failed to institute any such proceeding for 60 days after receipt of such notice, request and offer of indemnity referred to above. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any Default in the payment of the Redemption Price or Fundamental Change Purchase Price or payment of said principal hereof and interest (including Additional Interest Amounts, if any) hereon after the respective due dates expressed herein or for the enforcement of any conversion right.

A-7

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Interest Amounts or Additional Amounts, if any, on, this Security at the times, place and rate, and in the coin, currency or shares, herein prescribed. Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority in aggregate Principal Amount of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

(j)  Transfers; Denomination Exchange. As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in denominations of $2,000 and any integral multiple of $1,000 above that amount, as provided in the Indenture and subject to certain limitations therein set forth. Securities are exchangeable for a like aggregate Principal Amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee, the Co-Trustee and any agent of the Company, the Trustee or the Co-Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee, the Co-Trustee nor any such agent shall be affected by notice to the contrary.

(k)  No Recourse Against Others. No director, officer, employee, shareholder or Affiliate, as such, of the Company from time to time shall have any liability for any obligations of the Company under the Securities or the Indenture. Each Holder by accepting a Security waives and releases all such liability.

(l)  Authentication. No Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication executed by the Trustee.

(m)  Governing Law; Indenture to Control. This Security shall be governed by and construed in accordance with the laws of the State of New York.

A-8

In the case of any conflict between the provisions of this Security and the Indenture, the provisions of the Indenture shall control. All terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

A-9

Jaguar Mining Inc.

5.5% Senior Convertible Notes Due 2016

CUSIP No.: 47009M AH6

ASSIGNMENT FORM

Principal Amount Being Assigned: $__________________

If you want to assign this Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ ("agent") to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:	Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

A-10

Jaguar Mining Inc.

5.5% Senior Convertible Notes due 2016

CUSIP No.: 47009M AH6

CONVERSION NOTICE

Principal Amount of this Security: $__________________

If you want to convert this Security into Common Shares of the Company and, if applicable, cash or a combination of Common Shares and cash (at the Company's election), check the box:  ☐

To convert only part of this Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1,000):

$ _________________________________

Fill in the form below with the social security or tax ID no., name, address and zip code of the person to whom you want the Common Shares certificate(s) and Securities (if any) to be delivered:

(Insert social security or tax ID no.)

(Print or type name, address, zip code and telephone number)

Fill in the form below with the wire transfer information to be used for any Additional Interest Amount payable to you pursuant to Section 10.11 of the Indenture:

(Insert Bank Name)

(Insert Bank Account Name and Bank Account Number)

(Insert Transit Routing Number)

The Paying Agent reserves the right to request the W-8 or W-9 or any other information deemed necessary to make the payment at the time of the payment of the Additional Interest Amount. Please attach a fully completed and signed W-8 or W-9 (as applicable) in order to receive any Additional Interest Amount. If no fully completed and signed W-8 or W-9 is provided, the Trustee, the Co-Trustee and/or the Paying Agent may withhold from payment such amount as may be required under applicable tax law.

A-11

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:	Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Physical Securities have been issued, the certificate numbers shall be stated in this notice.

This Conversion Notice must be delivered to the Conversion Agent at:

The Bank of New York Mellon

International Corporate Trust

101 Barclay Street, Floor 4-E

New York, New York 10286

Fax No: (212) 815-5366

with a copy to:

Jaguar Mining Inc.

125 North State Street

Concord, New Hampshire 03301

Attention: Corporate Secretary

Fax No: (603) 228-8045

A-12

Jaguar Mining Inc.

5.5% Senior Convertible Notes due 2016

CUSIP No.: 47009M AH6

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

Principal Amount of this Security: $__________________

If you elect to have this Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box:   ☐

If you elect to have only part of this Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$ _________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Securities.

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:    Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Physical Securities have been issued, the certificate numbers shall be stated in this notice.

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Jaguar Mining Inc.

5.5% Senior Convertible Notes due 2016

CUSIP No.: 47009M AH6

NOTICE OF ELECTION UPON TAX REDEMPTION

Principal Amount of this Security: $__________________

If you elect not to have this Security redeemed by the Company, check the box:   ☐

If you elect to have only part of this Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1,000):

$ _________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Securities.

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:    Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Physical Securities have been issued, the certificate numbers shall be stated in this notice.

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EXHIBIT B

[FORM OF CERTIFICATE OF TRANSFER]

____________, ____

The Bank of New York Mellon
101 Barclay Street
Floor 4E
New York, NY 10286
Attention: Global Trust Services
Fax: (212) 815-5802 or (212) 815-5366

Re:          Jaguar Mining Inc. – 5.5% Senior Convertible Notes due 2016

CUSIP No.: 47009M AH6

Reference is hereby made to the Indenture, dated as of February 9, 2011 (the "Indenture"), between Jaguar Mining Inc., a corporation amalgamated under the laws of the Province of Ontario, as Issuer (the "Company"), and The Bank of New York Mellon, as Trustee, and BNY Trust Company of Canada, as Co-Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________, (the "Transferor") owns and proposes to exchange or transfer the Securities or interest in such Securities specified in Annex A hereto, in the principal amount of US$______________ (the "Transfer"), to ___________________ (the "Transferee"), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

1. ☐ Check if Transferee will take delivery of a beneficial interest in a Restricted Global Security or a Restricted Physical Security. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Physical Security is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or Physical Security for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a "qualified institutional buyer" within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any applicable state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend and in the Indenture.

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2. ☐ Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Security or an Unrestricted Physical Security. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Physical Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend and in the Indenture.

3. ☐ Check if the Transfer will take place before June 10, 2011. The Transfer is not being made to a Person in Canada.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

By
Name: ■
Title: ■

Dated:

Signature guarantee*:

*           Participant is a recognized Signature guarantee Medallion Program (or other signature guarantor acceptable to the Security Registrar).

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ANNEX A TO CERTIFICATE OF TRANSFER

1.          The Transferor owns and proposes to transfer the following:

[CHECK ONE]

(a)	☐	a beneficial interest in:

(i)	☐	a Restricted Global Security, or

(ii)	☐	an Unrestricted Global Security, or

(b)	☐	a Restricted Physical Security

(c)	☐	an Unrestricted Physical Security

2.          After the Transfer the Transferee will hold:

[CHECK ONE]

(a)	☐	a beneficial interest in:

(i)	☐	a Restricted Global Security, or

(ii)	☐	an Unrestricted Global Security, or

(b)	☐	a Restricted Physical Security

(c)	☐	an Unrestricted Physical Security

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EXHIBIT C

[COMMON SHARE LEGENDS]

THE COMMON SHARES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. THE HOLDER HEREOF AGREES THAT UNTIL THE EXPIRATION OF THE HOLDING PERIOD APPLICABLE TO SALES OF THE SECURITY EVIDENCED HEREBY UNDER RULE 144(k) UNDER THE SECURITIES ACT (OR ANY SUCCESSOR PROVISION), (1) IT WILL NOT RESELL OR OTHERWISE TRANSFER THE COMMON SHARES EVIDENCED HEREBY EXCEPT (A) TO JAGUAR MINING INC. OR TO ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN COMPLIANCE WITH RULE 144A, (C) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 UNDER THE SECURITIES ACT, (D) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), OR (E) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT (AND WHICH CONTINUES TO BE EFFECTIVE AT THE TIME OF SUCH TRANSFER); (2) PRIOR TO SUCH TRANSFER, IT WILL FURNISH TO CIBC MELLON TRUST COMPANY, AS STOCK TRANSFER AGENT (OR ANY SUCCESSOR STOCK TRANSFER AGENT, AS APPLICABLE), SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND (3) IT WILL DELIVER TO EACH PERSON TO WHOM THE COMMON SHARES EVIDENCED HEREBY IS TRANSFERRED (OTHER THAN A TRANSFER PURSUANT TO CLAUSE 1(E) ABOVE) A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. AS USED HEREIN, THE TERM "UNITED STATES" HAS THE MEANING GIVEN TO IT BY REGULATION S UNDER THE SECURITIES ACT.

[CANADIAN PRIVATE PLACEMENT LEGEND -INCLUDE IF SECURITY IS ISSUED BEFORE JUNE 10, 2011 — UNLESS PERMITTED BY APPLICABLE SECURITIES LEGISLATION IN CANADA, THE HOLDER OF THIS SECURITY MAY NOT TRADE THIS SECURITY IN CANADA BEFORE JUNE 10, 2011.]

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Certain Sections of this Indenture relating to
Sections 310 through 318 of the
Trust Indenture Act of 1939:

Trust Indenture		Indenture
Act Section		Section
§ 310	(a)(1)	6.09
	(a)(2)	6.09
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(b)	6.08
		6.10
§ 311	(a)	6.13
	(b)	6.13
§ 312	(a)	10.08
	(b)	7.01(a)
	(c)	7.01(b)
	(d)	7.01(c)
§ 313	(a)	7.02(a)
	(b)	7.02(a)
	(c)	7.02(a)
	(d)	7.02(b)
§ 314	(a)	10.09
	(b)	Not Applicable
	(c)(1)	1.02
	(c)(2)	1.02
	(c)(3)	Not Applicable
	(d)	Not Applicable
	(e)	1.02
§ 315	(a)	6.01
	(b)	6.02
	(c)	6.01
	(d)	6.01
	(e)	5.14
§ 316	(a) (last	1.01
	sentence)
	(a)(1)(A)	5.12
	(a)(1)(B)	5.13
	(a)(2)	Not Applicable
	(b)	5.08
	(c)	1.04(c)
§ 317	(a)(1)	5.03
	(a)(2)	5.05
	(b)	10.03
§ 318	(a)	1.07

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of this Indenture.

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